FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Telefónica — 2009 Third quarter financial results	1

Quarterly results
January—September 2009

TELEFÓNICA GROUP	2

Market Size	2

Consolidated Results	4

Financial Data	9

RESULTS BY REGIONAL BUSINESS UNITS	16

Telefónica España	16

• Wireline Business	17

• Wireless Business	19

Telefónica Latinoamérica	25

• Brazil	27

• Argentina	29

• Chile	31

• Peru	33

• Colombia	36

• México	38

• Venezuela	38

• Central America	39

• Ecuador	40

Telefónica Europe	50

• Telefónica O2 UK	50

• Telefónica O2 Germany	52

• Telefónica O2 Ireland	53

• Telefónica O2 Czech Republic	54

Other Companies	61

• Atento Group	61

ADDENDA	63

Key Holdings of the Telefónica Group and its Subsidiaries	63

Significant Events	64

Changes to the Perimeter and Accounting Criteria of Consolidation	66

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — September 2009 Results Telefónica 1

TELEFÓNICA GROUP

Market Size	(Data in thousands accesses)
January — September 2009 Results Telefónica 2

TELEFÓNICA GROUP
Market Size
TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	September
	2009	2008	% Chg

Final Clients Accesses	264,754.0	248,872.5	6.4
Fixed telephony accesses (1)	41,446.9	43,243.9	(4.2)
Internet and data accesses	14,941.0	14,393.5	3.8
Narrowband	1,566.5	2,212.1	(29.2)
Broadband (2)	13,211.3	12,028.1	9.8
Other (3)	163.2	153.2	6.5
Mobile accesses	205,883.1	189,077.0	8.9
Pay TV	2,483.0	2,158.1	15.1

Wholesale Accesses	3,878.4	3,243.5	19.6
Unbundled loops	2,073.8	1,633.9	26.9
Shared ULL	500.0	640.2	(21.9)
Full ULL	1,573.8	993.6	58.4
Wholesale ADSL (4)	442.4	570.8	(22.5)
Other (5)	1,340.3	1,038.8	29.0

Total Accesses	268,632.4	252,116.0	6.6

Note:
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for pre-pay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes Unbundled Lines by T. O2 Germany.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR).
January — September 2009 Results Telefónica 3

TELEFÓNICA GROUP
Consolidated Results
The structure of the Telefónica Group by business unit (Telefónica España, Telefónica Latinoamérica and Telefónica Europe), in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information. Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure.
In line with this organisation, Telefónica has included in the Telefónica España and Telefónica Latinoamérica regional businesses units all information pertaining to the wireline, wireless, cable, Internet and TV businesses.
Furthermore, the results for Telefónica Europe include those of Telefónica O2 UK, Telefónica O2 Germany, Telefónica O2 Ireland, Telefónica O2 Czech Republic and Telefónica O2 Slovakia.
The “Other companies” heading includes the Atento business and other holding companies and eliminations in the consolidation process.
For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for use of the brand and management contracts which do not have an impact on consolidated results have been excluded from the operating results for each Group region.
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses and therefore the total Group accesses have been revised, including machine to machine accesses, thus reporting ARPU and churn figures accordingly. Furthermore, in order to avoid the distortion on MoU of the strong growth of mobile devices which mostly use data services (M2M and mobile broadband devices), the Company has decided to publish the traffic evolution in absolute terms (million minutes), using this indicator to replace the previous MoU metric. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active), thus reporting ARPU and churn figures accordingly.
In the first nine months of 2009 Telefónica achieved solid results, reflecting the success of the Company’s strategy, which is focused on increasing the customer base and promoting the use of its services, while working to maximise efficiency and increase cash flow.
The Company’s commercial approach, focused on capturing growth in its markets, has resulted in the Telefónica Group’s total accesses increasing by 6.6% compared to September 2008, to exceed 268 million. This increase was mainly underpinned by the rise in wireless (+8.9%), fixed broadband (+9.8%) and pay TV (+15.1%) accesses. By region, the growth rates reported by Telefónica Europe (+8.0% year-on-year) and by Telefónica Latinoamérica (+6.9% year-on-year) must be highlighted.
By type of access, the Telefónica Group had over 205 million wireless accesses at the end of the third quarter, with net adds in January-September 2009 of slightly over 10.0 million accesses. There was a significant rise in commercial activity in the third quarter 2009, with net adds of around 5.0 million accesses, in line with the figure for the first half and almost double the level in the second quarter. Of particular note was the substantial improvement in Spain (net adds over 2.5 times larger than in the first half of the year) and Latin America (capturing 1.2 times more customers than in the first six months of the year).
The main drivers of wireless net adds in the first nine months of 2009 were Brazil (3.9 million), Germany (1.2 million), Mexico (1.2 million) and the UK (0.7 million).
January — September 2009 Results Telefónica 4

TELEFÓNICA GROUP
Consolidated Results
Retail internet broadband accesses stood at 13.2 million, a year-on-year increase of 9.8%, driven by the growing adoption of bundled voice, ADSL and pay-TV service packages. In Spain over 87% of retail broadband accesses are bundled as part of some kind of dual or triple service package, while in Latin America almost 55% of broadband accesses are bundled as part of a dual or triple package. In the first nine months of 2009 net adds were over 0.7 million accesses (0.2 million in the third quarter), mostly from Argentina and the UK, and a particularly strong increase in Spain in the last three months (net adds rose 2.3 times quarter-on-quarter).
Pay TV accesses stood at around 2.5 million at the end of September, 15.1% up a year earlier. It is worth mentioning that the Company now offers pay TV services in Spain, the Czech Republic, Peru, Chile, Colombia, Brazil, Venezuela and Argentina.
As a result, despite the current economic context, the high diversification in its operations, both in terms of businesses and geographies, enabled the Group to achieve revenues of 41,721 million euros in the first nine months of 2009, virtually in line (+0.1%) with the same period in 2008 in organic terms1, with significant increases in revenues in Telefónica Latinoamérica, which contributed 2.2 percentage points to growth, and, to a lesser extent, Telefónica Europe, which contributed 0.3 percentage points in the period.
By service, connectivity revenues from both wireline and mobile broadband, together with revenues from applications and new services, are increasing their contribution to total Group revenues.
Reported revenues fell by 3.3% compared to the first nine months of 2008. However, this was mainly as a result of the negative impact from foreign exchange rates, which reduced growth by 3.6 percentage points. Changes in the consolidation perimeter added a further 0.2 percentage points to revenue growth.
In absolute terms, Telefónica Latinoamérica contributed 39.8% (+2.0 percentage points compared to the same period in 2008) to total Group revenues, while Telefónica España and Telefónica Europe contributed 35.1% and 24.1% of overall revenue respectively.
On the other hand, the Telefónica Group’s operating expenses in the period January-September 2009 amounted to 25,776 million euros, down 5.2% compared to the end of September 2008. Stripping out the impact of foreign exchange rates, operating expenses fell by 1.2% year-on-year, as the higher expenses at Telefónica Latinoamérica, mainly from network and systems costs, are offset by lower expenses at Telefónica España (due to lower supply costs and lower commercial costs, mostly related to advertising). In organic terms1, operating expenses dropped by 1.3%.
Supply costs fell by 8.3% year-on-year to 12,109 million euros in the first nine months of the year. Excluding the impact of foreign exchange rates, supply costs declined by 3.8% due to cost reductions at Telefónica España (mainly explained by lower interconnection and handset costs) and Telefónica Latinoamérica (lower equipment and card costs) which offset a slight increase at Telefónica Europe.
Personnel expenses fell by 1.2% year-on-year to 5,003 million up to September (+2.1% in constant euros). The average number of employees in the period was 254,534 (+3,775 on September 2008), mainly due to increased staff at the Atento Group. Excluding the Atento Group workforce, the average number of employees in the Telefónica Group was virtually the same as in September 2008 at 125,096.
External service expenses (7,190 million euros) fell by 3.8% year-on year in January-September 09. Excluding foreign exchange rate effects, these expenses were practically unchanged (+0.2%).
Gains on sale of fixed assets to September amounted to 18 million euros compared to 236 million euros in January-September 2008 (mainly due to capital gains on the sale of Sogecable and Real Estate disposals by Telefónica España and Telefónica O2 Czech Republic).
The Company’s focus on increasing efficiency and exploiting economies of scale was reflected in 1.8% growth in operating income before depreciation and amortisation (OIBDA) in organic terms1 to 16,647 million euros in the first nine months of 2009. This growth was mainly due to the contributions of Telefónica Latinoamérica (+4.9 percentage points) and Telefónica Europe (+0.8 percentage points), which offset Telefónica España’s lower contribution to OIBDA (-3.7 percentage points). In organic terms2, the Telefónica Group improved its OIBDA margin by 0.7 percentage points to 39.9%, fuelled mainly by expanding margins at Telefónica Latinoamérica (+2.7 percentage points) and Telefonica Europe (+0.9 percentage points year-on-year).

[1]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave and Sogecable.

[2]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave and Sogecable.

January — September 2009 Results Telefónica 5

TELEFÓNICA GROUP
Consolidated Results
In reported terms, OIBDA fell by 2.2% year-on-year, although excluding the impact derived from asset sales in 2008 (Airwave and Sogecable), OIBDA dropped slightly (-0.7%) compared to the same period in the previous year. Excluding the impact derived from disposals (Airwave and Sogecable) on 2008 earnings, the Telefónica Group’s OIBDA margin increased by 1.0 percentage point compared to the same period a year earlier.
OIBDA at Telefónica España accounted for 43.5% of total Group OIBDA, compared to 39.9% and 17.3% for Telefónica Latinoamérica and Telefónica Europe, respectively.
Depreciation and amortisation in the first nine months of 2009 totalled 6,623 million euros, down 2.6% year-on-year. In organic terms2, this item increased by 1.4%, mainly due to higher depreciation and amortisation at Telefónica Latinoamérica.
In the first nine months of the year, operating income (OI) amounted to 10,024 million euros, with 2.1% year-on-year growth in organic terms2 (-2.0% in reported terms).
Profit from associated companies stood at 47 million euros to September (20 million euros in the same period in 2008), mainly as a result of higher profits from the Company’s holdings in Portugal Telecom and reduced losses from the participation in Telco, S.p.A..
Net financial results to September 2009 amounted to 2.058 million euros, down 2.0% vs. the same period of 2008, mainly due to:
•
A decrease of the average cost of the Group’s debt to 5.57% over total average debt excluding foreign exchange results that leads to a lower expense of 209 million euros due to lower interest rates in 2009.

•	A decrease of 3.3% in the average debt, which generated savings of 70 million euros.
•
Changes of the actual value of commitments derived mainly from pre-retirement plans and other positions equally accounted at market value have generated more expenses of 39 million euros in comparison with the same period of the previous year.

•	Changes in FX gains and losses up to September 2009 with respect to the same period of 2008 yielded a higher cost of 199 million euros.
Free cash flow generated by the Telefónica Group up to September 2009 amounted to 6,733 million euros. Out of this figure 737 million euros were assigned to Telefónica’s share buybacks, 2,277 million euros to Telefónica S.A. dividend payment and 620 million euros to commitment cancellations derived mainly from workforce adaptation plans. In addition there was a net payment of 834 million euros due to financial investments and divestments. As a result, net financial debt decreased by 2,265 million euros. On the other hand, net debt increased by 2,067 million euros because of the foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this led to a decrease of 198 million euros with respect to the net financial debt at the end of 2008 (42,733 million euros), leaving the final figure in September 2009 at 42,535 million euros.

[2]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave and Sogecable.

January — September 2009 Results Telefónica 6

TELEFÓNICA GROUP
Consolidated Results
As a result, the leverage ratio (net debt/OIBDA) stood at 1.9 times at September 2009, compared to 2.0 times at June 2009. This improvement is explained by a reduction on the net financial debt amount together with an increase in the OIBDA figure.
During first nine months of 2009, the financing activity of Telefonica Group, excluding short term Commercial Paper Programmes activity, rose up to roughly 11,000 million euros mainly focused on refinancing 2009 maturities and pre-financing part of 2010 and 2011 debt at Telefonica, S.A. level. To highlight the 5 years Euro-denominated bond issue for an amount of 2,000 million euros raised in January, 1,000 million euros raised in March through a 7 years bond issue, the re-opening of this last one in June for another 500 million euros and a 6-years private issue of 400 million euros placed in the same month. In addition, in June a US dollar-denominated issue was launched for 2,250 million US dollars divided in 2 tranches of 5.5 and 10 years maturity. Thanks to these transactions, the Group’s cash position amply exceeds 2009 and 2010 maturities.
Additionally, in February, a 4,000 million euros extension on a syndicated facility maturing in 2011 was successfully signed, shifting 2,000 million euros to 2012 and the remaining 2,000 million euros to 2013, adjusting 2011 maturities to levels more in line with cash flow generation figure.
Telefonica S.A. and its holding companies have continued active in these months of 2009 under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of 1,070 million euros in September.
Regarding Latin America,Telefónica’s subsidiaries have tapped the capital markets up to September 2009 for an amount of close to 1,500 million equivalent euros, mainly for refinance 2009 maturities and renewing existing debt.
At the end of September, bonds and debentures represented 59% of the consolidated financial debt breakdown, while debt with financial institutions reached a 41% weight.
In the first nine months of 2009 income taxes totalled 2,291 million euros, implying a tax rate of 28.6%, which was not affected by any one-off transactions.
Profit attributable to minority interests reduced net income to the end of September by 111 million euros (-36.0% year-on-year), associated mainly to minority interests in the profits of Telesp, Telefónica O2 Czech Republic and in the losses of Telefónica Telecom. This year-on-year change in performance is explained by the lower profits attributable to minority interests in Telefónica Chile (following the takeover bid for minority interests in 2008) and Telesp, and higher losses at Telefónica Telecom.
As a result of the above, consolidated net income to September 2009 amounted to 5,610 million euros, up 6.4% on the same period of 2008, stripping out the impact of capital gains from asset disposals (Airwave and Sogecable) booked in the first nine months of 2008. Reported consolidated net income in the period January-September 2009 was practically unchanged compared to the same period in 2008 (+0.3%).
At the end of September, basic earnings per share rose by 9.0% year-on-year to 1.23 euros, excluding the impact of the asset sales in 2008 described above. In reported terms, the year-on-year increase was 2.7%.
CapEx in the first nine months of 2009 amounted to 4,376 million euros, with operating cash flow (OIBDA-CapEx) of 12,270 million euros, up 10.1% year-on-year in organic terms3. This performance was driven by strong growth in Telefónica Latinoamérica (+31.4% in organic terms3; 4,668 million euros) and Telefónica Europe (+16.1% in organic terms3; 1,687 million euros), which offset the lower cash flow generated by Telefónica España in comparable terms4 (-3.3% to 6,113 million euros). Reported operating cash flow increased 5.6% year-on-year.

[3]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave and Sogecable.

[4]
Comparable basis, excluding: Universal Service: 183 million euros in revenue and 51 million euros in OIBDA in the third quarter of 2008 and 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009; sale of bad debt portfolios: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 0.5 million euros in OIBDA January-September 2009 and 73 million euros in OIBDA in the same period in 2008; revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009 and sale of applications rights: 48 million euros in revenue and OIBDA in the third quarter of 2009.

January — September 2009 Results Telefónica 7

TELEFÓNICA GROUP
Consolidated Results
Economies of scale and efficient management of operating expenses and CapEx resulted in an efficiency ratio5 of 73.9%, a year-on-year improvement of 2.2 percentage points.
As a result, it has been posted an acceleration in organic growth6 rates across the various income statement items, from revenues (+0.1%) to OIBDA (+1.8%) and OI (+2.1%), becoming more relevant at the operating cash flow level, which exceeded revenue growth by 10.0 percentage points.

[5]
Defined as (Operating expenses + CapEx – Own work capitalised) / Revenues for the last twelve months. The CapEx figure excludes spectrum acquisitions and the Property Efficiency Programme in T. España.

[6]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave and Sogecable.

January — September 2009 Results Telefónica 8

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2009	2008	% Chg		2009	2008	% Chg

Revenues	41,721	43,141	(3.3)		14,134	14,993	(5.7)
Internal exp capitalized in fixed assets	483	529	(8.7)		164	177	(7.0)
Operating expenses	(25,776)	(27,186)	(5.2)		(8,732)	(9,341)	(6.5)
Supplies	(12,109)	(13,210)	(8.3)		(4,105)	(4,548)	(9.7)
Personnel expenses	(5,003)	(5,065)	(1.2)		(1,743)	(1,676)	4.0
Subcontracts	(7,190)	(7,472)	(3.8)		(2,409)	(2,532)	(4.9)
Bad Debt Provisions	(653)	(562)	16.2		(228)	(185)	22.9
Taxes	(821)	(876)	(6.3)		(247)	(400)	(38.2)
Other net operating income (expense)	211	314	(32.9)		127	77	65.0
Gain (loss) on sale of fixed assets	18	236	(92.5)		20	(1)	c.s.
Impairment of goodwill and other assets	(10)	(9)	12.8		(5)	(1)	n.m.
Operating income before D&A (OIBDA)	16,647	17,026	(2.2)		5,708	5,903	(3.3)
OIBDA margin	39.9%	39.5%	0.4	p.p.	40.4%	39.4%	1.0	p.p.
Depreciation and amortization	(6,623)	(6,803)	(2.6)		(2,236)	(2,282)	(2.0)
Operating income (OI)	10,024	10,223	(2.0)		3,472	3,621	(4.1)
Profit from associated companies	47	20	140.7		17	24	(29.4)
Net financial income (expense)	(2,058)	(2,099)	(2.0)		(719)	(711)	1.1
Income before taxes	8,013	8,144	(1.6)		2,771	2,934	(5.6)
Income taxes	(2,291)	(2,374)	(3.5)		(732)	(854)	(14.3)
Income from continuing operations	5,722	5,770	(0.8)		2,039	2,080	(2.0)
Income (Loss) from discontinued ops.	0	0	n.s.		(0)	—	n.m.
Minority interest	(111)	(174)	(36.0)		(48)	(77)	(38.3)
Net income	5,610	5,596	0.3		1,991	2,003	(0.6)
Weighted average number of ordinary shares outstanding during the period (millions)	4,552	4,664	(2.4)		4,536	4,626	(1.9)
Basic earnings per share (euros)	1.23	1.20	2.7		0.44	0.43	1.4
Notes:
-	Starting April 2008, Vivo consolidates Telemig.
-
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

-	The second quarter of 2008 includes a positive impact of 113 million euros from Airwave disposal.
-	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.
January — September 2009 Results Telefónica 9

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - September			January - September			January - September
	2009	2008	% Chg	2009	2008	% Chg	2009	2008	Chg

Telefónica España (1)	14,655	15,706	(6.7)	7,240	7,857	(7.9)	49.4%	50.0%	(0.6	p.p.)
Telefónica Latinoamérica (2)	16,616	16,311	1.9	6,636	6,029	10.1	39.9%	37.0%	3.0	p.p.
Telefónica Europe (3)	10,055	10,691	(5.9)	2,878	3,072	(6.3)	28.6%	28.7%	(0.1	p.p.)
Other companies and eliminations	394	434	(9.1)	(108)	68	c.s	n.m.	n.m.	n.m.
Total Group (2)(3)(4)	41,721	43,141	(3.3)	16,647	17,026	(2.2)	39.9%	39.5%	0.4	p.p.

	OPERATING INCOME			CAPEX			OPCF (OIBDA-CAPEX)
	January - September			January - September			January - September
	2009	2008	% Chg	2009	2008	% Chg	2009	2008	% Chg

Telefónica España (1)	5,642	6,168	(8.5)	1,127	1,555	(27.5)	6,113	6,302	(3.0)
Telefónica Latinoamérica (2)	3,897	3,312	17.7	1,968	2,403	(18.1)	4,668	3,626	28.7
Telefónica Europe (3)	690	768	(10.1)	1,191	1,380	(13.7)	1,687	1,693	(0.3)
Other companies and eliminations	(205)	(24)	c.s.	91	69	32.4	(198)	(1)	n.s.
Total Group (2)(3)(4)	10,024	10,223	(2.0)	4,376	5,406	(19.0)	12,270	11,621	5.6

Notes:

-	OIBDA and OI are presented bebore brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

(1)
In comparable terms revenues of Telefónica España would decline by 6.4%, OIBDA would decrease by 8.2% and OpCF would drop 3.3%. Comparable basis, excluding: Universal Service: 183 million euros in revenue and 51 million euros in OIBDA in the third quarter of 2008 and 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009; sale of bad debt portfolios: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 0.5 million euros in OIBDA January-September 2009 and 73 million euros in OIBDA in the same period in 2008 and revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which resulted in lower expenses of 90 million euros in the second quarter of 2009 and sale of applications rights: 48 million euros in revenue and OIBDA in the third quarter of 2009.

(2)	Starting April 2008, Vivo consolidates Telemig.

(3)	The second quarter of 2008 includes a positive impact of 113 million euros derived from Airwave disposal. OIBDA and OI include 42 million euros from restructuring costs registered in 2009.

(4)	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.
January — September 2009 Results Telefónica 10

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)

	Sept 2009	Dec 2008	% Chg

Non-current assets	82,268	81,923	0.4
Intangible assets	15,652	15,921	(1.7)
Goodwill	18,860	18,323	2.9
Property, plant and equipment and Investment property	30,818	30,546	0.9
Non-current financial assets and investments in associates	10,082	10,153	(0.7)
Deferred tax assets	6,855	6,980	(1.8)
Current assets	22,912	17,973	27.5
Inventories	1,018	1,188	(14.3)
Trade and other receivables	10,015	9,315	7.5
Current tax receivable	1,472	970	51.8
Current financial assets	2,065	2,216	(6.8)
Cash and cash equivalents	8,176	4,277	91.1
Non-current assets classified as held for sale	166	7	n.m.

Total Assets = Total Equity and Liabilities	105,179	99,896	5.3

Equity	19,920	19,562	1.8
Equity attributable to equity holders of the parent	17,428	17,231	1.1
Minority interest	2,492	2,331	6.9
Non-current liabilities	55,001	55,202	(0.4)
Long-term financial debt	45,044	45,088	(0.1)
Deferred tax liabilities	3,751	3,576	4.9
Long-term provisions	4,990	5,421	(7.9)
Other long-term liabilities	1,216	1,117	8.8
Current liabilities	30,259	25,132	20.4
Short-term financial debt	10,296	8,100	27.1
Trade and other payables	7,607	7,939	(4.2)
Current tax payable	4,079	2,275	79.3
Short-term provisions and other liabilities	8,278	6,818	21.4

Financial Data

Net financial Debt (1)	42,535	42,733	(0.5)

(1)
Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt — Short term financial investments — Cash and cash equivalents — Long term financial assets and other non-current assets.

January — September 2009 Results Telefónica 11

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - September
		2009	2008	% Chg

I	Cash flow from operations	15,322	14,685	4.3
II	Net interest payment (1)	(1,732)	(2,392)
III	Payment for income tax	(1,672)	(999)
A=I+II+III	Net cash provided by operating activities	11,919	11,294	5.5
B	Payment for investment in fixed and intangible assets	(5,763)	(5,498)
C=A+B	Net free cash flow after CapEx	6,156	5,796	6.2
D	Net Cash received from sale of Real Estate	235	65
E	Net payment for financial investment	(1,069)	(404)
F	Net payment for operations with minority shareholders and treasury stock (2)	(3,057)	(3,708)
G=C+D+E+F	Free cash flow after dividends	2,265	1,749	29.5
H	Effects of exchange rate changes on net financial debt	1,286	(528)
I	Effects on net financial debt of changes in consolid. and others	781	(151)
J	Net financial debt at beginning of period	42,733	45,284
K=J-G+H+I	Net financial debt at end of period	42,535	42,856	(0.7)

(1)	Including cash received from dividends paid by subsidiaries that are not under the full consolidation method.

(2)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are under full consolidation method.
January — September 2009 Results Telefónica 12

TELEFÓNICA GROUP
Financial Data
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - September
	2009	2008	% Chg

OIBDA	16,647	17,026	(2.2)
- CapEx accrued during the period	(4,376)	(5,406)
- Payments related to cancellation of commitments	(620)	(552)
- Net interest payment	(1,732)	(2,392)
- Payment for income tax	(1,672)	(999)
- Results from the sale of fixed assets	(18)	(236)
- Investment In working capital and other deferred income and expenses	(2,073)	(1,646)
= Net Free Cash Flow after CapEx	6,156	5,796	6.2
+ Net Cash received from sale of Real Estate	235	65
- Net payment for financial investment	(1,069)	(404)

- Net payment for operations wirh minority shareholders and treasury stock	(3,057)	(3,708)

= Free Cash Flow after dividends	2,265	1,749	29.5

	January - September
Unaudited figures (Euros in millions)	2009	2008	% Chg

Net Free Cash Flow after CapEx	6,156	5,796	6.2
+ Payments related to cancellation of commitments	620	552
- Operations with minority shareholders	(43)	(72)
= Free Cash Flow	6,733	6,276	7.3
Weighted average number of ordinary shares outstanding during the period (millions)	4,552	4,664
= Free Cash Flow per share (euros)	1.48	1.35	9.9

Note:
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.
January — September 2009 Results Telefónica 13

TELEFÓNICA GROUP
Financial Data
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		September 2009

	Long-term debt (1)	45,475
	Short term debt including current maturities	10,296
	Cash and cash equivalents	(8,176)
	Short and Long-term financial investments (2)	(5,060)
A	Net Financial Debt	42,535
	Guarantees to IPSE 2000	149
B	Commitments related to guarantees	149
	Gross commitments related to workforce reduction (3)	4,517
	Value of associated Long-term assets (4)	(709)
	Taxes receivable (5)	(1,203)
C	Net commitments related to workforce reduction	2,605
A + B + C	Total Debt + Commitments	45,289

	Net Financial Debt / OIBDA (6)	1.9	x
	Total Debt + Commitments/ OIBDA (6)	2.0	x

(1)	Includes “long-term financial debt” and 430 million euros of “other long-term debt”.

(2)	Current financial assets and 2,995 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(3)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Balance Sheet, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(4)
Amount included in the caption “Non-current financial assets and investments in associates” of the Balance Sheet. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on September 2009 OIBDA, annualized and excluding results on the sale of fixed assets.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	September 2009
	EUR	LATAM	GBP	CZK	USD

Currency mix	65%	15%	8%	7%	5%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Last review

Moody’s	Baa1	P-2	Positive	17/2/2009
JCR	A	—	Stable	17/12/2008
S&P	A-	A-2	Stable	2/12/2008
Fitch/IBCA	A-	F-2	Stable	25/11/2008
January — September 2009 Results Telefónica 14

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Balance Sheet (2)
	Jan - Sept 2009	Jan - Jun 2008	September 2009	December 2008

USA (US Dollar/Euro)	1.363	1.520	1.464	1.392
United Kingdom (Sterling/Euro)	0.886	0.781	0.909	0.952
Argentina (Argentinean Peso/Euro)	5.035	4.721	5.627	4.806
Brazil (Brazilian Real/Euro)	2.827	2.562	2.604	3.252
Czech Republic (Czech Crown/Euro)	26.608	24.832	25.165	26.930
Chile (Chilean Peso/Euro)	780.031	733.676	805.802	885.740
Colombia (Colombian Peso/Euro)	3,012.048	2,824.859	2,816.901	3,125.000
El Salvador (Colon/Euro)	11.928	13.300	12.813	12.177
Guatemala (Quetzal/Euro)	11.038	11.463	12.215	10.830
Mexico (Mexican Peso/Euro)	18.605	15.983	19.774	18.841
Nicaragua (Cordoba/Euro)	27.546	29.261	30.144	27.623
Peru (Peruvian Nuevo Sol/Euro)	4.164	4.358	4.225	4.371
Uruguay (Uruguayan Peso/Euro)	31.781	30.529	31.409	33.888
Venezuela (Bolivar/Euro)	2.931	3.268	3.148	2.992

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 30/September/09 and 31/December/08.
January — September 2009 Results Telefónica 15

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
The strategy pursued by Telefónica España in 2009 and its capacity to adapt to changes in the operating environment arising from the current macroeconomic scenario have enabled the Company to consolidate its market leadership, showing its commitment to future growth, and to maintain a high cash flow generation despite the pressure on its revenues.
It is worth noting the sharp increase in commercial activity posted by Telefónica España in the third quarter of 2009, with marked improvements in all its services. Quarterly net adds for retail wireline broadband Internet accesses were 1.1 times greater than net adds for the first half of 2009; as for Pay TV accesses, net adds were 9.5 times greater than second quarter 2009 net adds; and the Company delivered a remarkable improvement in the quarterly net loss of wireline telephony accesses, which was 33.4% lower than in the second quarter. Wireless net adds in the third quarter were 2.5 times greater than net adds for the six months to June 2009.
Thus, the Company has led the Spanish market in terms of customer acquisition in the quarter, managing a total of 47.3 million accesses (+0.2% year-on-year). Highlights include the greater number of retail broadband Internet accesses, which grew by 6.0% to more than 5.4 million, and growth in the wireless customer base to 24.0 million (+2.4% year-on-year), driven by the rising appetite for flat-rate data plans, which exceed 1.5 million up to September 2009.
Operating cash flow (OIBDA-CapEx) totalled 6,113 million euros in the first nine months of 2009 (-3.3% vs. the same period in 2008 on a comparable basis1; -3.0% in reported terms), reflecting the drive to contain OpEx and CapEx (-9.7% vs. the first nine months of 2008).
Revenues totalled 14,655 million euros in the first nine months of 2009, down 6.6% year-on-year in the third quarter on a comparable basis1, showing a slight slowdown in its rate of decline vs. the previous quarter, and 6.4% in the first nine months. Once again, the major driver of this evolution was the lower consumption of voice services amid a market slowdown. On the other hand, in the wireline business IT Services (+12.7% year-on-year) continued to perform well in the first nine months, as did Data Services (+7.8% year-on-year), while wireless data connectivity revenues recorded a significant jump (+50.9% vs. the same period in 2008).
In reported terms revenues declined 6.7% year-on-year to September. July-September revenues declined 8.9%, affected by the booking in the third quarter of 2008 of 183 million euros revenues associated with the recognition of the Universal Service Obligation. Also, and in the context of the Group’s global systems initiatives to centralise best practices and implement global processes, in the third quarter of 2009 the wireless business has sold application rights for 48 million euros to Telefónica S.A.
Operating income before depreciation and amortisation (OIBDA) fell on a comparable basis1 by 8.2% year-on-year in the first nine months of 2009, mainly due to the loss of higher margin revenues such as wireline and wireless voice traffic, and wireline accesses related revenues. In the third quarter of 2009 OIBDA declined 10.5% on a comparable basis1, reflecting the Company’s increased commercial activity compared to the first half of the year and the slowdown in the year-on-year decline of personnel expenses compared to the first half of the year. The OIBDA margin on a comparable basis1 stood at 48.7% in the first nine months of 2009.

[1]
Comparable basis exclude: Universal Service Obligation: 183 million euros in revenue and 51 million euros in OIBDA in the third quarter of 2008 and 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 0.5 million euros in OIBDA January-September 2009 and 73 million euros in OIBDA in the same period in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009; and sale of applications rights: 48 million euros in revenue and OIBDA in the third quarter of 2009.

January — September 2009 Results Telefónica 16

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Reported OIBDA stood at 7,240 million euros to September, down 7.9% year-on-year, putting the OIBDA margin at a similar level to last year’s (49.4%; -0.6 percentage points).
CapEx in the first nine months totalled 1,127 million euros, down 27.5% year-on-year, reflecting the Company’s ability to adapt to fluctuating demand and to prioritise investments in those business areas which continue to show strong growth, such as mobile broadband.
WIRELINE BUSINESS
In the third quarter there was a marked slowdown in Telefónica’s net loss of wireline telephony accesses, which improved by 104,562 from the previous quarter (-33.4%) and stand at 208,944 accesses (-634,847 in the first half).
The Company’s wireline telephony accesses declined by 843,791 in the first nine months of 2009 to around 14.5 million (-6.7% year-on-year), leading to an estimated market share of around 74%. This evolution was recorded in a market that remains affected by a challenging economic environment, showing an estimated 0.9% year-on-year-decline in total accesses to September, and which is also affected by ongoing loop unbundling.
The number of pre-selected lines continued to decline, dropping by 93,577 in the third quarter and by 284,232 in the first nine months of 2009 to below 1.2 million lines at the end of September.
The Company’s improved commercial activity was also reflected in third-quarter wireline retail broadband Internet net adds, which were 1.1 times greater than net adds for the first half of 2009. In the third quarter net adds totalled 92,149, compared with 39,605 in the second quarter and 45,363 in the first quarter. The Company’s wireline retail broadband Internet accesses topped 5.4 million (+6.0% vs. September 2008), with net adds of 177,117 accesses in the first nine months of 2009.
Wireline broadband Internet accesses topped an estimated 9.6 million in the Spanish market, with the year-on-year growth rate unchanged from June 2009 (+8.0%). Telefónica remains market leader with an estimated market share around 56% and marked improvement in its share of net adds in the third quarter.
The drop of wholesale indirect broadband accesses continued to gather pace for a net loss of 31,551 accesses in the quarter, and 86,525 accesses in the first nine months. The wholesale indirect ADSL access customer base stood at 337,239 (-24.2% vs. September 2008).
The pace of growth in unbundled loops has eased in recent quarters, with a net add of 70,599 in the third quarter, down 38.8% vs. the second quarter and 48.6% from the first. Net adds stood at 323,294 to September. The total grew to over 2.0 million loops, of which almost 25% are shared access loops, with the remaining 75% fully unbundled loops (including more than 379,000 naked shared access loops). Growth in fully unbundled loops also slowed, with a net add of 116,647 in the third quarter, down 24.4% vs. the previous quarter. Of this total, 25% were naked shared access loops, while shared access loops fell by 102,343 in the first nine months of 2009. Net adds of fully unbundled loops stood at 425,637 in the first nine months.
In the third quarter of 2009, Telefonica’s Pay TV accesses had a more than remarkable performance, with net adds totalling 44,721 customers (compared to a net loss of 2,960 in the January-June 2009 period), thanks to a much-improved content offering after football channel Gol TV being added. Thereof, net adds in the first nine months stood at 41,761, bringing the total number of customers to 654,255 (+11.0% year-on-year) and reaching an estimated market share around 16% by September 2009.
The total number of Duo and Trio bundles stood at almost 4.8 million, with more than 87% of retail broadband accesses now part of a double or triple offer bundle.
January — September 2009 Results Telefónica 17

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Revenues totalled 8,997 million euros in the first nine months of 2009, down 3.9% on a comparable basis2 and 4.0% in the third quarter, an improvement on the previous quarter (-4.7% year-on-year). In reported terms, revenues fell by 5.0% year-on-year to September. By item:
•
Traditional access revenues fell by 6.3% year-on-year to September on a comparable basis[2] and by 7.6% in the third quarter, affected by the lower number of accesses (-6.7% year-on-year). In reported terms, revenues fell by 10.5% year-on-year in the first nine months and by 27.1% in the quarter, with a marked impact from the booking of revenues associated with the recognition of the Universal Service Obligation in the third quarter of 2008 (183 million euros) and in the first quarter of 2009 (75 million euros).

•
Voice service revenues fell by 10.4% in the first nine months (-10.8% in the quarter) as a result of lower fixed-to-mobile and international traffic handled and the growing weight of traffic under flat-rate plans, stemming from consumer usage optimization. To highlight the revenues decline in the third quarter, which was smaller than the fall in the second quarter (-12.1%).

•	Internet and broadband revenues fell by 1.9% year-on-year to September (-3.1% in the quarter):
•
Retail broadband service revenues dropped by 1.4% year-on-year in the first nine months (-3.2% in the quarter), mainly due to slower growth in the total number of accesses and a reduction in effective ARPU (-6.8% to September).

•
Wholesale broadband revenues (+1.8% year-on-year to September; +4.4% in the quarter) reflect the growth in unbundled loops, which was partially offset by the 25% average reduction in wholesale ADSL and shared access loop prices approved by the CMT in September 2009.

•	Data service revenues continued showing an outstanding performance, rising year-on-year, with the pace of growth accelerating from previous quarters (+12.7% in the quarter and +7.8% to September).
•	IT service revenues increased by 12.7% year-on-year to September (+11.1% in the third quarter).
Meanwhile, operating expenses declined by 2.2% year-on-year on a comparable basis2 to September (-1.0% in the quarter). In reported terms, expenses declined by 3.8% to 4,815 million euros, broken down as follows:
•	External service expenses fell by 1.6% in the first nine months to 962 million euros.
•
Personnel expenses dropped by 2.8% to 1,524 million euros. Excluding the impact of the revision of estimates for the adjustment to workforce provision provided for in previous periods, personnel costs were virtually unchanged (+0.8% vs. the first nine months of 2008).

•	Supply costs decreased 5.3% to 2,068 million euros to September, thanks to lower interconnection costs associated with lower fixed-to-mobile traffic and the reduction in mobile termination rates.
As a result, operating income before depreciation and amortisation (OIBDA) in the first nine months of 2009 reached 4,300 million euros, falling 5.3% year-on-year on a comparable basis2 (-6.6% in the third quarter). The OIBDA margin was virtually unchanged on a comparable basis2 at 47.0% (47.7% at the end of September 2008), and stood at 46.6% in the third quarter.
January-September 2009 reported OIBDA fell by 7.1% year-on-year while the OIBDA margin stood at 47.8%.

[2]
Comparable basis exclude: Universal Service Obligation: 183 million euros in revenue and 110 million euros in OIBDA in the third quarter of 2008 and 75 million euros in revenue and 46 million euros in OIBDA in the first quarter of 2009; bad debt recovery: 17 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 0.5 million euros in OIBDA January-September 2009 and 73 million euros in OIBDA in the same period in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 58 million euros in the second quarter of 2009.

January — September 2009 Results Telefónica 18

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
WIRELESS BUSINESS
The Spanish wireless market exceeded the 55.4 million-line mark in September 2009, with an estimated penetration rate of 121% (6 percentage points higher than in September 2008).
The positive evolution of Telefónica España’s wireless net adds was remarkable, after reaching 277,582 lines in the third quarter of 2009 (+31.8% year-on-year), 2.5 times the net add figure in the first half of 2009. The strong performance of net adds was underpinned by contract customers, with 314,784 new lines in the quarter (+122.6% from the prior quarter and +60.1% year-on-year). January-September total net adds stood at 388,321, while contract net adds totalled 441,324.
In this context, the Company’s main commercial objective is still to maintain its market leadership in revenue share, with a positive differential between its share of outgoing revenues and customer market share of between 3 and 4 percentage points, despite the current economic climate in a highly competitive and mature market.
At the end of September 2009 Telefónica España’s wireless customer base reached 24.0 million, up 2.4% year-on-year, with growth accelerating from June 2009, underpinned by the 3.8% growth in the contract customer base, which now accounts for 62.6% of the total (+0.9 percentage points vs. September 2008).
In number portability, the Company net gain reached 2,057 lines in the third quarter, reversing the trend seen in recent quarters. To highlight, a positive balance of 38,185 customers was recorded in the contract segment, more than 2.3 times the figure reported in the second quarter and 2.4 times more than in the same period a year earlier.
Churn stood at 2.0% at the end of September 2009 (+0.2 percentage points year-on-year) and at 2.1% in the third quarter (+0.3 percentage points year-on-year). To remark the positive evolution of contract churn, which at 1.2% remained significantly lower than the total at the end of September, down 0.1 percentage points from the previous quarter and virtually unchanged year-on-year (+0.1 percentage points).
In terms of usage, there was a slowdown in the pace of the year-on-year decline in traffic. Traffic declined by 3.8% in the quarter and by 3.9% in the first nine months of 2009 to 31,544 million minutes. The drop reflects customers’ growing optimisation patterns, especially on voice services.
Voice ARPU was also affected by cuts in mobile termination rates made over the last 12 months (-19.2% year-on-year following the cuts made in October 2008 and April 2009). However, the pace of the year-on-year decline in voice ARPU in the third quarter (-11.8% year-on-year) slowed slightly vs. the first half (-12.5% to June), with improvements in both outgoing voice ARPU and contract voice ARPU. As a result, ARPU in the first nine months fell by 12.3% year-on-year to 22.4 euros.
Data ARPU climbed 2.2% year-on-year in the quarter, similar to the second-quarter growth figure, to 5.3 euros in the first nine months of the year (+2.9% year-on-year). This was partly due to the lower contribution of person-to-person SMS. Connectivity-related revenue grew a solid 46.9% in the quarter (+50.9% in the first nine months), driven by a growing adoption of flat-rate data plans. These totalled 1.5 million at the end of September, more than double the figure a year earlier, with a slight acceleration in the growth rate in the third quarter. Data ARPU accounted for 19.1% of total ARPU in the first nine months (+2.3 percentage points year-on-year).
The number of 3G handsets continued to rise in the quarter and topped 8.3 million (1.5 times more than in September 2008).
As a consequence, total ARPU was down 9.4% year-on-year in the quarter and 9.8% in the nine months to September 2009 vs. September 2008, to stand at 27.7 euros for the January-September 2009 period. Outgoing ARPU (-7.6% year-on-year in the third quarter) improved vs. June (-8.2%), standing at 24.0 euros (-8.0% year-on-year).
January — September 2009 Results Telefónica 19

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Revenues in the first nine months totalled 6,687 million euros, down 6.4% in the third quarter and 8.4% to September 2009 on the back of lower usage, lower contribution of wholesale revenue (interconnection, roaming, etc) and lower handset sales. Revenues were down 9.1% in the nine months to September 2009 on a comparable basis3 and 8.3% in the third quarter. Highlights by revenue item:
•
Service revenues fell by 8.0% year-on-year in the quarter on comparable terms[3] (1.0 percentage points less than in the previous quarter) and 8.1% in the first nine months. In reported terms service revenues totalled 5,930 million euros, down 7.4% year-on-year in the first nine months. Lower mobile termination rates accounted for 2.3 percentage points of the year-on-year fall in the quarter and 2.4 percentage points in the year to September.

•
Customer revenue fell by 5.3% in the quarter and 5.6% in the first nine months, to 4,936 million euros, a slight improvement from the second quarter of 2009 (-6.6%) despite the continued impact of weaker customer usage patterns.

•	Interconnection revenues dropped 18.1% in the quarter, hit by the cut in mobile termination rates, and by 18.5% in the year to September to 780 million euros.
•	Roaming-in revenues fell by 21.9% in the quarter and by 21.8% in the first nine months, reflecting the reduction in wholesale roaming prices.
•	Revenues from handset sales totalled 757 million euros through to September, down 15.8% year-on-year and 10.5% vs. the third quarter of 2008.
Operating expenses fell by 6.5% year-on-year in the quarter and by 8.3% in the first nine months to 3,771 million euros, thanks to the Company’s measures to improve efficiency and adapt to the current economic environment and despite the commercial drive over the last two quarters. It should be noted that a provision of 59 million euros was made in the third quarter of 2008 to cover the expenses associated with the Universal Service Obligation. On a comparable basis3, operating expenses fell by 6.9% in the year to September and by 2.4% in the quarter, despite the significant increase in commercial activity in the quarter.
As a result of revenue and operating expenses performance, Operating income before depreciation and amortisation (OIBDA) fell in reported terms by 6.3% in the quarter. Reported OIBDA for the January-September 2009 period totalled 2,961 million euros, down 9.0% year-on-year (-12.1% on a comparable basis3). The OIBDA margin stood at 44.6% in the third quarter (unchanged year-on-year) and 44.3% in the year to September (-0.3 percentage points vs. the same period a year earlier). On a comparable basis3 the OIBDA margin stood at 43.8% (-1.5 percentage points from the same period in 2008) and at 43.4% in the third quarter (-3.5 percentage points, affected by the strong commercial activity in the quarter).

[3]
Comparable basis excluding the sale of bad debt portfolios: 8 million euros of OIBDA in the first quarter of 2008; 59 million euros of expenses reported in the third quarter of 2008 associated with the Universal Service and 24 million euros in the first quarter of 2009; revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which has resulted in lower expenses of 32 million euros in the second quarter of 2009 and sale of application rights: 48 million euros in revenue and OIBDA in the third quarter of 2009.

January — September 2009 Results Telefónica 20

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2008		2009
	September	December	March	June	September	% Chg y-o-y

Final Clients Accesses	45,160.7	45,213.6	44,885.7	44,676.7	44,858.6	(0.7)
Fixed telephony accesses (1)	15,526.9	15,326.3	15,004.9	14,691.4	14,482.5	(6.7)
Internet and data accesses	5,608.3	5,670.0	5,661.3	5,660.1	5,728.7	2.1
Narrowband	453.9	388.0	336.4	297.6	276.5	(39.1)
Broadband (2)	5,117.0	5,246.4	5,291.8	5,331.4	5,423.5	6.0
Other (3)	37.4	35.6	33.1	31.1	28.7	(23.5)
Mobile accesses	23,436.0	23,604.8	23,614.7	23,715.6	23,993.2	2.4
Pre-Pay	8,978.5	9,037.0	9,061.8	9,021.2	8,984.0	0.1
Contract	14,457.5	14,567.8	14,552.9	14,694.4	15,009.1	3.8
Pay TV	589.6	612.5	604.8	609.5	654.3	11.0

Wholesale Accesses	2,035.0	2,136.1	2,271.5	2,369.1	2,418.1	18.8
WLR (4)	0.0	9.5	25.9	45.4	55.6	n.s.
Unbundled loops	1,585.2	1,698.0	1,835.3	1,950.7	2,021.3	27.5
Shared ULL	640.2	602.3	584.8	546.1	500.0	(21.9)
Full ULL (5)	945.0	1,095.7	1,250.5	1,404.7	1,521.3	61.0
Wholesale ADSL	444.8	423.8	405.8	368.8	337.2	(24.2)
Other (6)	5.0	4.7	4.4	4.2	3.9	(22.5)

Total Accesses	47,195.7	47,349.7	47,157.2	47,045.7	47,276.6	0.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	Wholesale Line Rental.

(5)	Includes naked shared loops.

(6)	Wholesale circuits.
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2009	2008	% Chg		2009	2008	% Chg

Revenues	14,655	15,706	(6.7)		4,898	5,375	(8.9)
Internal exp capitalized in fixed assets	148	151	(2.5)		50	45	11.1
Operating expenses	(7,577)	(8,080)	(6.2)		(2,554)	(2,749)	(7.1)
Other net operating income (expense)	24	31	(22.7)		7	13	(45.5)
Gain (loss) on sale of fixed assets	(4)	54	c.s.		2	1	145.9
Impairment of goodwill and other assets	(5)	(5)	(2.6)		(2)	(1)	41.6
Operating income before D&A (OIBDA)	7,240	7,857	(7.9)		2,402	2,684	(10.5)
OIBDA margin	49.4%	50.0%	(0.6	p.p.)	49.0%	49.9%	(0.9	p.p.)
Depreciation and amortization	(1,598)	(1,689)	(5.4)		(531)	(549)	(3.4)
Operating income (OI)	5,642	6,168	(8.5)		1,871	2,135	(12.4)
Notes:

-	OIBDA and OI before brand fees.

-
In comparable terms revenues of Telefónica España would decline by 6.4%, OIBDA would decrease by 8.2% and OpCF would drop 3.3%. Comparable terms exclude: Universal Service: 183 million euros in revenue and 51 million euros in OIBDA in the third quarter of 2008 and 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009; sale of bad debt portfolios: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 0.5 million euros in OIBDA January-September 2009 and 73 million euros in OIBDA in the same period in 2008 and revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which resulted in lower expenses of 90 million euros in the second quarter of 2009 and sale of applications rights: 48 million euros in revenue and OIBDA in the third quarter of 2009.

January — September 2009 Results Telefónica 21

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September				July - September
	2009	2008	% Chg		2009	2008	% Chg

Revenues	8,997	9,468	(5.0)		2,949	3,255	(9.4)
OIBDA	4,300	4,629	(7.1)		1,373	1,585	(13.4)
OIBDA margin	47.8%	48.9%	(1.1	p.p.)	46.6%	48.7%	(2.1	p.p.)
CapEx	791	1,043	(24.1)		270	342	(21.0)
OpCF (OIBDA-CapEx)	3,509	3,586	(2.2)		1,103	1,243	(11.3)
Notes:

-	OIBDA before brand fees.

-
Universal Service Obligation: 183 million euros in revenue and 110 million euros of positive impact in OIBDA in the third quarter of 2008 for years 2003-2005 and 75 million euros in revenue and 46 million euros in OIBDA in the first quarter of 2009 for year 2006. In the second quarter of 2009 it was recorded a revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which resulted in lower expenses of 58 million euros; sale of bad debt portfolios in the first quarter of 2008 which lowered expenses in 17 million euros and real estate capital gains: 0.5 million euros in OIBDA January-September 2009 and 73 million euros in OIBDA in the same period in 2008.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - September			July - September
	2009	2008	% Chg	2009	2008	% Chg

Traditional Access (1)	2,025	2,263	(10.5)	634	869	(27.1)
Traditional Voice Services	3,008	3,358	(10.4)	978	1,097	(10.8)
Traffic (2)	1,673	1,947	(14.0)	537	612	(12.2)
Interconnection (3)	690	730	(5.5)	232	261	(11.1)
Handsets sales and others (4)	644	681	(5.5)	209	224	(6.8)
Internet Broadband Services	2,219	2,262	(1.9)	728	752	(3.1)
Narrowband	27	48	(43.8)	7	13	(46.6)
Broadband	2,192	2,215	(1.0)	721	739	(2.3)
Retail (5)	1,945	1,972	(1.4)	637	658	(3.2)
Wholesale (6)	247	243	1.8	84	81	4.4
Data Services	945	877	7.8	328	291	12.7
IT Services	351	312	12.7	117	105	11.1

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.

(2)
Local and domestic long distance (provincial, interprovincial and international) fixed to mobile traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Note:
In the third quarter of 2008, 183 millon euros associated with the recognition of the Universal Service Obligation for years 2003-2005 and 75 millon euros in the first quarter of 2009 for year 2006. These figures are included in “Traditional Accesses”.

January — September 2009 Results Telefónica 22

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September				July - September
	2009	2008	% Chg		2009	2008	% Chg

Revenues	6,687	7,301	(8.4)		2,326	2,484	(6.4)
OIBDA	2,961	3,253	(9.0)		1,036	1,106	(6.3)
OIBDA margin	44.3%	44.6%	(0.3	p.p.)	44.6%	44.5%	0.0	p.p.
CapEx	336	511	(34.4)		118	162	(27.6)
OpCF (OIBDA-CapEx)	2,626	2,741	(4.2)		919	943	(2.6)
Notes:

-	OIBDA before brand fees.

-
OIBDA has a positive impact of 48 million euros from the sale of applications rigths in the third quarter of 2009 (same effect on revenues).There is a negative impact of 59 million euros in OIBDA in the third quarter of 2008 and 24 million euros in OIBDA in the first quarter of 2009 due to the recognition of the Universal Service Obligation for years 2003-2005 and 2006 fiscal year, respectively and the revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 32 million euros in the second quarter of 2009 and the sale of bad debt portfolios: 8 million euros of OIBDA in the first quarter of 2008.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - September			July - September
	2009	2008	% Chg	2009	2008	% Chg

Service Revenues	5,930	6,402	(7.4)	2,070	2,198	(5.8)
Customer Revenues	4,936	5,230	(5.6)	1,692	1,786	(5.3)
Interconnection	780	957	(18.5)	260	318	(18.1)
Roaming — In	126	161	(21.8)	57	72	(21.9)
Other	89	54	65.9	61	21	191.2
Handset revenues	757	899	(15.8)	256	286	(10.5)
Note:

-	Service revenues include a positive impact of 48 millon euros from the sale of application rights in the third quarter of 2009.
January — September 2009 Results Telefónica 23

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2008		2009
	Q3	Q4	Q1	Q2	Q3	% Chg y-o-y

Traffic (Million minutes)	11,441	10,727	10,038	10,499	11,007	(3.8)

ARPU (EUR)	30.9	29.5	27.6	27.6	28.0	(9.4)
Pre-pay	15.4	13.8	12.5	12.6	13.2	(13.9)
Contract	40.6	39.3	36.9	36.8	37.0	(8.8)

Data ARPU (EUR)	5.3	5.5	5.3	5.1	5.4	2.2
%non-P2P SMS over data revenues	54.8%	55.5%	59.4%	60.6%	61.9%	7.1	p.p.
Notes:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	January - September
	2009	2008	% Chg

Traffic (Million minutes)	31,544	32,840	(3.9)

ARPU (EUR)	27.7	30.7	(9.8)
Pre-pay	12.8	14.8	(13.5)
Contract	36.9	40.9	(9.8)

Data ARPU (EUR)	5.3	5.1	2.9
%non-P2P SMS over data revenues	60.6%	52.7%	7.9	p.p.

-	ARPU calculated as monthly January-September period average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — September 2009 Results Telefónica 24

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The commercial activity of the telecommunications market in the region recovered slightly in the third quarter. Against this backdrop, Telefónica Latinoamérica maintained its commitment to a model of profitable growth, capturing value from its wireless business and further developing the transformation of its wireline business. As a result, the Company achieved positive commercial and financial results in the first nine months of 2009.
Telefónica Latinoamérica recorded solid year-on-year revenue growth of 5.8% in organic terms1 in the first nine months of the year, to 16,616 million euros. Efficiency improvements resulting from greater economies of scale and a focus on profitable growth contributed to the growth in operating income before depreciation and amortisation (OIBDA) and operating cash flow (OIBDA-CapEx) terms, which stood at 13.5%1 and 31.4%1 respectively, to 6,636 million euros and 4,668 million euros, outstripping revenue growth.
This robust set of financial results reflects the steady improvement in the performance of our operations. In addition, Telefónica Latinoamérica continues to explore new business models that position us as a benchmark in capturing new opportunities in product and service development. Particularly noteworthy is the Open Telefónica initiative, aimed at the joint development of adjacent services to our business in partnership with third parties, drawing on their specific skills which complement our capabilities. This permits us to gain an edge in tapping additional revenue sources going forward. The agreements reached with our partners in certain projects led to an improvement in the Company’s results, derived from the access to the services platform and know-how or rights of use’s assignments. These projects have a positive contribution of 117 million euros in revenues and 137 million euros in OIBDA in the first nine months of 2009.
At the end of September 2009, Telefónica Latinoamérica managed 163.7 million accesses in the region, up 6.9% year-on-year. Underpinning this advance was the sustained growth in its wireless, broadband and pay TV businesses.
In wireless telephony, estimated market penetration in the region reached 87%, more than 9 percentage points higher than in September 2008. Telefónica Latinoamérica reached 129.3 million accesses, a year-on-year increase of 9.3% with net adds of over 5.9 million accesses in the year, of which over half (3.3 million) were in the third quarter of 2009. This improvement in commercial performance is the result of both better performance of gross adds in the third quarter of the year (+5.2% on the previous quarter) and the sustained churn containment, which fell by 0.4 percentage points quarter-on-quarter to 2.3% (2.5% accumulated in the year), both stable compared to the previous year despite the strong competition in the market.
At the same time, initiatives to encourage consumption by existing customers resulted in a 9.6% increase in total traffic (+10.5% for outgoing traffic) in the first nine months of the year, with a slight acceleration in the third quarter (+10.2%, +12.4% for outgoing traffic). Growth in wireless data services continued to be strong, accounting for 17.1% of wireless service revenues in the period. Despite the increased use of services, ARPU fell by 2.3% in organic terms1 year-on-year, affected by lower mobile termination rates, although third quarter performance was better (-1.3%).
Operators in the wireline business are still immersed in a transformation process, focusing on quality as a driver of efficiency whilst at the same time developing the broadband market by increasing the offer of bundled services which include more than just connectivity.

[1]	Assuming constant exchange rates and including Telemig in January-March 2008.
January — September 2009 Results Telefónica 25

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
It is worth noting that already 55% of broadband accesses are part of a 2P/3P offering (+8.8 percentage points vs. September 2008). Furthermore, including local and controlled usage bundles, over 61% of fixed-line accesses are now part of some form of bundle (up 2.3 percentage points from September 2008).
As a result, the customer base reached 34.4 million at the end of the third quarter (34.9 million in September 2008). By service:
•
The number of broadband accesses exceeded 6.3 million, and is still recording significant growth rates (+7.3% year-on-year) driven by the solid growth in Peru (+13.8% year-on-year), Argentina (+13.4% year-on-year) and Chile (+9.2%). There was a net add of 237,120 accesses in the first nine months of the year, despite a net reduction in accesses in the third quarter (48,141) resulting from Anatel’s decision to stop the sale of Telesp’s broadband accesses in July and August.

•	There were nearly 1.7 million pay TV customers (+15.9% year-on-year), with 152,359 accesses being added since the start of the year.
•
Fixed-line telephony accesses fell by 2.5% compared to September 2008 to 25.1 million, due mainly to fixed-mobile substitution, lower growth in fixed wireless telephony in Peru in the third quarter and the effects of the prohibition on selling broadband in Brazil.

The Company’s reported financial results were affected by the negative impact of year-on-year foreign exchange rate changes. However, since the peak in the fourth quarter of 2008, there has been a sustained recovery trend in the main currencies. It should be noticed that the Brazilian real, the Colombian peso and the Peruvian nuevo sol have now returned to levels similar to those of mid-2008.
As a result, reported revenue increased by 1.9% compared to January-September 2008 (foreign exchange rate movements reduced revenue growth by 4.4 percentage points). Brazil continues to be the Company’s main market in the region, accounting for 36.5% of Telefónica Latinoamérica’s revenue in current currency terms in the first nine months of 2009, followed by Venezuela (15.7%) and Argentina (11.7%).
In organic terms2, the largest contributors to revenue growth (+5.8% year-on-year) were Venezuela (+2.9 percentage points), Argentina (+1.7 percentage points) and Mexico (+0.7 percentage points).
Operating expenses amounted to 10,199 million euros in the first nine months of the year, a year-on-year fall of 2.6% in reported terms (-5.7% in the quarter), which in organic terms2 equates to a 1.7% growth in the period.
Operating income before depreciation and amortisation (OIBDA) increased by 10.1% in current euros in the first nine months of the year. Foreign exchange rate fluctuations reduced OIBDA growth by 3.8 percentage points. Once again this quarter, and for the first nine months of the year as a whole, OIBDA grew more rapidly than revenue, reflecting the benefits of operating on a larger scale, cost cutting measures and refocused marketing policy on high value customers.
By market, Brazil contributed 34.6% of Telefónica Latinoamérica’s OIBDA in the region, followed by Venezuela and Argentina (20.1% and 10.9% respectively).
In organic terms2, OIBDA grew by 13.5% to September, pretty in line with the performance in the first half of the year, despite increased commercial activity. The largest contributions to this growth came from Venezuela (+5.4 percentage points), Mexico (+3.1 percentage points) and Argentina (+2.4 percentage points).
The enhanced efficiency reflects the Company’s commitment to the ongoing improvement of processes and quality ratios as a source of value. To this end the Company is continuing to develop its operating model with the aim of providing the best service as a driver of customer satisfaction. In this sense, the Company is pressing ahead with a series of initiatives with a regional scope aimed at reorganising its relationship with suppliers in processes such as technical, logistical and other services, which in some cases led to agreements with third parties. All these initiatives have a positive impact on the generation of synergies and, therefore, on the results of Telefónica Latinoamérica. These initiatives have a positive contribution of 53 million euros both in revenues and OIBDA in the first nine months of 2009.

[2]	Assuming constant exchange rates and including Telemig in January-March 2008.
January — September 2009 Results Telefónica 26

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating cash flow (OIBDA-CapEx) reached 4,668 million euros to September 2009, up 31.4% in organic terms3 (+28.7% in reported terms), showing the rein on costs and CapEx.
BRAZIL
The Brazilian market has established itself as one of the markets with the greatest potential as a result of the positive macroeconomic performance and consumption trends. It is worth noting that according to leading international organisations, the Brazilian economy has been one of the first to emerge from the crisis, and also is among those which have suffered least. This has established Brazil’s position as a leading emerging market with great potential, as reflected in its selection to host the 2016 Olympic Games.
In this key market for the Company, at the end of the third quarter of 2009 Telefónica had 64.2 million accesses, with year-on-year growth of 10.2%, mainly driven by wireless accesses. Total net adds in the first nine months of the year amounted to 3.4 million accesses, with half of these (1.7 million) being recorded in the third quarter.
The Company’s economic results in the first nine months of 2009 have been affected by operating problems related to quality of service and network at Telesp, which resulted in Anatel’s decision to suspend the sale of broadband accesses from June 22nd to August 27th.
Revenues to September 2009 amounted to 6,071 million euros, with year-on-year growth of 2.0% in local currency, despite the 3.0% decrease in the third quarter which was mainly due to the factors already mentioned.
Operating income before depreciation and amortisation (OIBDA) was 2,294 million euros in the first nine months of 2009, virtually unchanged on the same period in 2008 (-0.1% in local currency), after falling by 7.3% year-on-year in the third quarter. The OIBDA margin through to the end of September was 37.8% (-0.8 percentage points year-on-year) and 37.5% in the third quarter (-1.7 percentage points).
CapEx in the first nine months of the year amounted to 789 million euros, a year-on-year reduction in local currency of 21.3%, mainly due to the acquisition of 3G licences by VIVO in 2008; excluding this effect, CapEx remained virtually unchanged in local currency.
Operating cash flow (OIBDA-CapEx) was 1,505 million euros to September 2009, up 16.4% in local currency compared to the same period in 2008 (also virtually unchanged in local currency and stripping out the impact of VIVO’s 3G licences).
VIVO
The wireless telephony market in Brazil surpassed 166 million accesses in September 2009, up 18.0% year-on-year. Market net adds to September 2009 were 15.5 million accesses, with the positive trend continuing in the third quarter of the year (increase of 6.5 million accesses), mainly due to the greater proportion of SIM-only gross adds.
At the end of September 2009 VIVO had 48.8 million accesses, reporting year-on-year growth of 15.5%. The net add to September amounted to 3.9 million accesses, with 2.0 million accesses in the quarter, well in excess of the figure for the second quarter of 2009 (+72.2%) and the third quarter of 2008 (+10.1% year-on-year). GSM and 3G customers accounted for 80.7% of VIVO’s total customer base.
Against this backdrop the Company continues to focus its strategy in consolidating its revenue share leadership trough a profitable growth model.

[3]	Assuming constant exchange rates and including Telemig in January-March 2008.
January — September 2009 Results Telefónica 27

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The effort on customer loyalty is reflected in churn figures, which stood at 2.5% both for the first nine months as a whole and for the third quarter, both 0.1 percentage points down year-on-year. This performance is even more remarkable in a context of increased SIM-only accesses, which are usually associated with lower loyalty levels.
A total of 33,952 million minutes of traffic were handled in the first nine months of 2009, a year-on-year increase of 14.9% (+10.6% in organic terms4) and 15.9% on a quarterly basis. The increase in on-net traffic was noteworthy, becoming one of the main pillars of the business, both in terms of increasing customer loyalty and consumption, and reducing exposure to mobile termination rates.
The data business continues to show a very positive performance, with year-on-year growth in data revenues for the first nine months accelerating to 36.2% in organic terms5 (+43.7% in the quarter). The solid performance of non-SMS revenues is worth noting, having grown further as a share of data revenues, underpinned by the Company’s leadership in the development of mobile broadband.
In the first nine months of 2009, ARPU fell by 8.6% year-on-year in organic terms5, and 8.9% in the quarter. This behaviour is partly due to the substantial increase in SIM-only accesses and lower incoming traffic. Outgoing ARPU performed better, with a year-on-year fall of 3.5% in organic terms5 in the quarter (-3.1% to September in organic terms5). The stability of ARPU in quarter-on-quarter terms (+0.4% in local currency), supported by higher ARPU in the contract segment (+2.2% compared to the second quarter of 2009), should also be noted.
Revenues to September 2009 totalled 2,184 million euros, an increase of 9.4% in local currency and 6.2% in organic terms5 (up 3.0% in the third quarter in organic terms5). This performance is largely due to reduced revenues from handset sales, which fell by 17.4% to September 2009 and by 34.9% in the quarter, both in organic terms5, resulting from the increased weight of SIM-only gross adds. As a result, service revenues grew by more than total revenues, up 8.8% in the first nine months of the year, and by 7.5% in the quarter, both in organic terms5.
Operating income before depreciation and amortisation (OIBDA) amounted to 677 million euros in the first nine months of 2009, a year-on-year increase of 21.4% in local currency (+17.4% in organic terms5) and 6.7% in the third quarter. The larger increase in OIBDA compared to revenues resulted in a 3.0 percentage points increase in the OIBDA margin to 31.0% in the first nine months of 2009. In the third quarter the OIBDA margin was 32.7%, 1.1 percentage points higher than the same period in 2008.
CapEx to September 2009 amounted to 293 million euros. However, year-on-year comparisons are affected by the purchase of 3G licences in 2008. Stripping out this impact, the year-on-year change stands at 9.0% in organic terms5.
As a result, operating cash flow (OIBDA-CapEx) for the first nine months of the year amounted to 384 million euros, compared to 87 million euros in the same period in 2008.
TELESP
In recent months the Company has started to implement a quality plan to improve its processes and services with the aim to overcome the operating problems it faced that led to Anatel’s decision to suspend the sale of broadband accesses from June 22nd. As a result, on August 27th, Anatel lifted the suspension and the Company has consolidated its operations, with a positive trend already recorded in the number of gross adds, the satisfaction of new customers and the failure rate. For the future, quality and developing a differentiated and segmented product offering for each strata of its customer base will remain the priorities for the Company’s management.
Against this backdrop, at the end of September 2009, Telesp managed 15.3 million accesses, a 3.9% year-on-year decrease.

[4]	Including Telemig in January-March 2008.

[5]	In local currency and including Telemig in January-March 2008.
January — September 2009 Results Telefónica 28

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The Company had around 2.6 million broadband accesses, with 4.9% year-on-year growth and a net add of 22,084 accesses in the first nine months of the year. Performance in the quarter (-148,852 accesses) was affected by Anatel’s decision to suspend the sale of broadband accesses already mentioned. Nevertheless, it should be noted that once these operating problems had been overcome and the suspension of sales had been lifted, the net add of accesses in September was close to the levels seen in the months prior Anatel’s decision, illustrating the positive results of the measures implemented by the Company.
The evolution of TV accesses, as they are usually bundled together with broadband access in 3P products, was therefore also affected by Anatel’s decision. The Company managed 0.5 million accesses in September 2009, with year-on-year growth of 19.4%. A net add of 36,558 accesses was recorded in the first nine months (-5,565 in the third quarter).
Telesp’s revenues in the first nine months of the year totalled 4,198 million euros, with a slight 1.0% decrease in local currency (-5.8% in the quarter).
The Company’s ongoing transformation led to growth in its new businesses, partially offsetting the drop in revenues from traditional wireline telephony. Over the year, revenues from the new businesses accounted for 14.5% of the total, 2.0 percentage points more than in the first nine months of 2008. In the year to September, the year-on-year increase in broadband, Pay TV and content revenues amounted to 14.8% in local currency (+6.4% in the quarter affected by Anatel’s decision). Meanwhile, data and IT revenues were still robust, advancing by 25.2% in local currency in the first nine months of the year (+18.8% in the quarter). Traditional telephony revenues, which declined 6.0% in local currency to the end of September (-10.1% in the third quarter), reflect the lower number of accesses (-4.5% compared to September 2008) and increasing fixed-to-mobile substitution at a time when wireless operators are giving a major push to on-net traffic. Revenues were also affected by changes in tariffs, in both the third quarter of 2009 and in the same period one year earlier. This year, tariffs updates were significantly lower than in 2008 and were applied at the end of the period, while in the third quarter of 2008 the updates were greater and implemented from July 2008. In addition, unlike this year, the tariffs changes in 2008 also affected fixed to mobile traffic.
Operating expenses increased 2.7% year-on-year in local currency in the first nine months of the year. In the third quarter operating expenses grew by 0.3%, impacted by lower interconnection costs versus the first nine months, mainly due to the performance of fixed-to-mobile traffic. On the other hand bad debt provision over revenues remained stable during 2009 at 3.3% to September, practically unchanged from the same period last year (3.2%).
Operating income before depreciation and amortisation (OIBDA) stood at 1,613 million euros in the first nine months of 2009, a year-on-year decrease of 6.2% in local currency (-13.5% in the quarter). The OIBDA margin stood at 38.4% in the first nine months of the year, and at 37.0% in the third quarter, down 2.1 percentage points and 3.2 percentage points respectively. The OIBDA margin for the third quarter was affected by the launch and execution of the medium term quality plan commented above.
CapEx to September 2009 amounted to 497 million euros (-5.2% year-on-year in local currency), with most of the investment being in broadband, television and general network improvements. Operating cash flow (OIBDA-CapEx) amounted to 1,116 million euros in the first nine months of the year (-6.7% year-on-year in local currency).
ARGENTINA
The Argentine market continued to post significant growth in the third quarter of 2009, underpinned by wireless telephony and broadband, despite the higher penetration rates reached.
Telefónica continues to focus on improving customer value in both wireless and wireline services. At the wireless business, the community effect and mobile broadband remain the main growth drivers, while service bundling and a differential broadband offering are key at the wireline business.
January — September 2009 Results Telefónica 29

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
At the end of September 2009 the Company had 21.4 million accesses, up 4.0% year-on-year, underpinned by the wireless business and fixed broadband, with traditional wireline accesses virtually unchanged.
Revenues totalled 1,948 million euros in the first nine months of 2009, a significant year-on-year increase of 15.3% in local currency and advanced by 11.3% in the third quarter in local currency.
Operating income before depreciation and amortisation (OIBDA) rose 23.5% year-on-year in local currency to over 726 million euros to September 2009 (+14.2% in the third quarter in local currency). As a result, the OIBDA margin stood at 36.3% at the end of September 2009, up 2.6 percentage points year-on-year (+1.3 percentage points in the quarter).
CapEx to September 2009 totalled 194 million euros, leaving operating cash flow (OIBDA-CapEx) of 533 million euros in the first nine months of the year, up 29.2% in local currency from September 2008.
T. MÓVILES ARGENTINA
The Argentine wireless telephony market reached an estimated penetration rate of 117% at the end of September 2009, more than 10 percentage points vs. September 2008.
Telefónica managed a total of 15.5 million wireless accesses at the end of September, up 5.5% year-on-year. Net adds in the quarter stood at 337,013 accesses, outpacing net adds in the first half and bringing the total in the first nine months to 623,802. Churn remained virtually unchanged from September 2008 at 2.0%.
Traffic reached 11,309 million minutes in the first nine months, showing a steady growth rate (+22.0% from the same period in 2008 and +19.1% in the third quarter), driven by the sharp growth in on-net traffic (+48.8% in the first nine months year-on-year). The voice business again delivered a good performance.
Data revenues grew further and accounted for 28.2% of service revenues to September 2009 (+3.4 percentage points year-on-year), with a significant year-on-year increase (+35.6% in local currency in the first nine months). Particularly noteworthy is the solid performance of non-SMS revenues, whose contribution continues to grow and which accounted for 26.7% of total data revenues in the first nine months of 2009. This performance was underpinned by the popularity of mobile broadband services, with the Company focusing on an offering based on limited use, prioritising service and the value of the product as a complement to the fixed broadband service.
As a result, ARPU advanced 10.9% year-on-year in local currency to September (+7.9% in the quarter in local currency).
Revenues totalled 1,217 million euros in the first nine months, up 15.0% in local currency (+10.1% in the third quarter), underpinned by the sharp rise in service revenues (+19.0% in the year to date, +13.6% in the quarter, both in local currency).
The Company continued to achieve significant efficiency gains, resulting in a 39.0% jump in local currency in operating income before depreciation and amortisation (OIBDA), which stood at 434 million euros to September (+22.5% in the quarter in local currency). The OIBDA margin was 35.7% in the first nine months of the year and 36.3% in the third quarter, up 6.1 percentage points and 3.9 percentage points year-on-year respectively.
CapEx to the end of September 2009 stood at 87 million euros (+69.9% year-on-year in local currency). As a result, operating cash flow (OIBDA-CapEx) posted an outstanding growth of 32.9% in local currency in the first nine months to 347 million euros.
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina managed a total of 5.9 million accesses at the end of September 2009, on the back of a sharp growth in broadband accesses (+13.4% year-on-year). Traditional fixed accesses were virtually unchanged.
January — September 2009 Results Telefónica 30

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica continues to lead the Argentine broadband market, registering net adds of 104,478 accesses to September 2009 and of 59,235 in the quarter, maintaining the growth rates seen in recent quarters. These increases were accompanied by a significant improvement in churn, which means less commercial effort is required to maintain high growth rates.
Service bundling continued to play a key role at the wireline business. A total of 80% of broadband gross adds in the quarter signed up for a “Duo” or “Trio” service (79% in the first nine months), with 64% of broadband accesses now enjoying a “Duo” or “Trio” package. Also, after the agreement reached with Direct TV, Telefónica launched its pay TV service in the third quarter, which has been well received by the market. The Company had about 12,000 “Trio” customers at the end of September. It is worth noting that a large number of them are migrations from “Duo” customers, therefore increasing the value and loyalty of its customers.
Service quality levels are also key with increased customer satisfaction underlining the success of the ongoing process improvement drive.
Revenues totalled 793 million euros to September 2009, a year-on-year increase of 14.9% in local currency (+13.2% in the quarter). This improvement underlines the success of the transformation process, with an increased focus on broadband. Internet, TV and Content revenues accounted for 20.5% of total revenues, advancing 39.6% year-on-year in local currency in the first nine months (+36.0% in the quarter), underpinned by a bundling strategy that is minimising the erosion of the traditional business in a market with high wireless penetration levels. Traditional revenues grew 6.7% year-on-year in local currency to September 2009 (+4.0% in the third quarter).
Operating expenses, affected by inflation, rose 18.9% year-on-year in local currency (+20.6% in the third quarter). Bad debt provisions totalled 1.6% of revenues in the first nine months, 0.5 percentage points higher than in the same period in 2008.
As a result, Telefónica de Argentina reported operating income before depreciation and amortisation (OIBDA) of 292 million euros in the first nine months, up 6.0% year-on-year in local currency, leaving an OIBDA margin of 32.8% (-1.9 percentage points year-on-year). In the third quarter, OIBDA advanced 3.4% year-on-year in local currency, with a margin of 32.6%, (-2.2 percentage points year-on-year).
CapEx through to September 2009 amounted to 107 million euros (-14.4% year-on-year in local currency) and operating cash flow (OIBDA-CapEx) jumped 22.8% year-on-year in local currency to 186 million euros.
CHILE
The Chilean telecommunications market remains among the most developed in the region, with high penetration levels for both fixed broadband and wireless telephony. In this context, and given the highly competitive market, Telefónica is focusing its strategy on gaining and retaining high value customers and improving efficiency.
Telefónica consolidated its leadership of the Chilean market in the first nine months and managed 10.4 million total accesses at the end of September, up 5.5% year-on-year. This growth was underpinned by the wireless, broadband and pay TV businesses, which reported year-on-year increases of 8.2%, 9.2% and 7.4%, respectively.
The Company’s financial results in 2009 are significantly affected by the regulatory decisions on termination rates, which affect both the wireline and wireless businesses. On 23 January the new measures entailing a 44.6% cut in mobile termination rates came into effect, while on 7 May the decree governing wireline accesses/operator charges was also enacted. This entailed an additional reduction in wireline termination rates.
Against this backdrop, revenues through to September 2009 totalled 1,351 million euros, down 1.8% year-on-year in local currency and 4.2% in the quarter. Stripping out the impact of the reduction in termination rates, revenues in the first nine months of 2009 would increase by around 5.8% year-on-year in local currency.
January — September 2009 Results Telefónica 31

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The continuing focus on improving efficiency was reflected in operating income before depreciation and amortisation (OIBDA), which advanced 6.4% year-on-year in local currency to 539 million euros in the first nine months (+12.1% in the third quarter), despite the decline in revenues. This left the OIBDA margin for the first nine months at 39.9%, 3.1 percentage points higher than in September 2008 and at 42.2% in the third quarter (+6.2 percentage points year-on-year).
CapEx totalled 226 million euros (-17.1% year-on-year in local currency) in the first nine months, generating an operating cash flow (OIBDA — CapEx) of 313 million euros, a strong year-on-year rise of 33.7% in local currency.
T. MÓVILES CHILE
The estimated penetration of the Chilean wireless market stood at 100% at the end of September 2009, 6 percentage points higher than in September 2008. In this context, Movistar Chile consolidated its leadership position with a market share virtually unchanged from recent quarters.
The customer base stood at 7.3 million accesses at the end of September, up 8.2% year-on-year, driven by the sharp rise in contract customers (+12.4%), which now represent 28.6% of the total (+1.1 percentage points year-on-year). Net adds in the first nine months totalled 380,462 accesses, with commercial activity rising sharply in the third quarter. Net adds in the third quarter stood at 151,083 accesses, up 65.4% from the third quarter of 2008 (compared with -30.2% in the first half) and 27.6% more than in the previous quarter.
This improvement was underpinned by the rise in gross adds and the commercial focus on fostering loyalty, with churn continuing to improve as a result. Churn stood at 1.6% in the first nine months (1.5% in the quarter), down 0.3 percentage points year-on-year (-0.1 percentage points in the quarter).
Traffic stood at 7,721 million minutes in the first nine months, up 8.5% year-on-year (+7.5% in the quarter), underpinned by growth in outgoing traffic and especially on-net traffic reaching a 13.1% year-on-year growth in the first nine months (+10.4% in the third quarter).
ARPU reflected the fall in mobile termination rates since the start of the year, with a 9.6% year-on-year decline in local currency through to September (-10.3% in the third quarter). However, the positive evolution of outgoing ARPU should be noticed, with a 2.5% increase in local currency in the third quarter of 2009.
The policies implemented to actively promote mobile broadband and 3G services prompted a sharp growth in data revenues, which advanced 28.1% year-on-year in local currency up to September (+26.0% in the quarter). Data revenues accounted for 11.7% of service revenues in the first nine months, up 2.7 percentage points from September 2008.
Revenues totalled 739 million euros in the first nine months of 2009, in line with the same period in 2008 in local currency (-2.4% in the quarter). Outgoing service revenues, which are not affected by regulatory measures and reflect the Company’s operating performance, grew 8.4% year-on-year in the first nine months of the year in local currency and 10.6% in the quarter.
Due to the focus on improving cost efficiency operating income before depreciation and amortisation (OIBDA) stood at 310 million euros in the first nine months, up 14.4% year-on-year in local currency, with growth accelerating in the third quarter (+23.9%) despite the increased pressure on revenues. This left the OIBDA margin at the end of September at 41.9%, a year-on-year increase of 5.3 percentage points (+9.8 percentage points in the third quarter to 45.8%).
The strong OIBDA performance, along with more selective CapEx, which stood at 135 million euros to September (-9.7% year-on-year in local currency), led to operating cash flow (OIBDA — CapEx) of 175 million euros, up 44.0% year-on-year in local currency.
January — September 2009 Results Telefónica 32

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA CHILE
Telefónica Chile managed 3.1 million accesses at the end of September 2009, virtually unchanged from September 2008.
The broadband business performed well in the third quarter, with net adds of 24,255 accesses compared to 23,743 new accesses in the first six months. Thus, net adds in the first nine month of the year reached 47,988 accesses, leaving a 9.2% year-on-year growth in the customer base in September to reach 764,560 accesses.
The number of pay TV accesses stood at 269,488, up 7.4% year-on-year.
The Company’s strategy, focused on bundled services, is the key driver of its strengthened market leadership position. A total of 95% of broadband accesses form part of a “Dúo” or “Trío” service, while 65% of wireline accesses are bundled.
Revenue performance was significantly affected by the decrees governing termination rates applied. Revenues through to September totalled 665 million euros, down 4.6% in local currency (-7.9% in the third quarter).
By concept, revenues from the traditional business fell by 12.3% in local currency up to September, mainly reflecting the lower number of accesses (-4.0%) and rate reductions. Revenues from new businesses remained buoyant, confirming the transformation process underway at the Company. Internet, TV and Content revenues advanced 12.0% year-on-year in local currency in the first nine moths of the year (+9.0% in the quarter), accounting for 25.7% of total revenues (+3.8 percentage points from September 2008).
The focus on efficiency enabled the Company to keep a tight rein on operating expenses, which fell 5.6% year-on-year to September in local currency (-8.2% in the quarter), mainly due to lower supply costs and smaller bad debt provisions. The latter stood at 4.4% in the first nine months (3.7% in the third quarter).
Operating income before depreciation and amortisation (OIBDA) totalled 230 million euros in the first nine months, falling by 2.9% year-on-year in local currency (-1.8% in the quarter), smaller than the decline in revenues. The OIBDA margin stood at 34.5% at the end of September 2009 and at 35.1% in the third quarter, up 0.6 percentage points from September 2008 and 2.3 percentage points in the third quarter.
CapEx through to September 2009 totalled 91 million euros, down 26.0% in local currency from the same period 2008. As a result the Company’s Operating cash flow (OIBDA-CapEx) advanced 22.2% year-on-year in the first nine months in local currency, to 138 million euros.
PERU6
Telefónica maintained its positive performance in the Peruvian market, both in wireline and wireless businesses. As a result, accesses at the end of September 2009 exceeded 15.6 million, up 9.6% year-on-year. To highlight, the positive evolution of wireless and broadband accesses that increased by 11.1% and 13.8% year-on-year respectively. Growth pace in pay TV accesses accelerated to 12.0% year-on-year (+7.7% to June). Wireline accesses maintained also a solid growth pace of 6.3% compared to September 2008, despite a slowdown in the third quarter.
Revenues to September amounted to 1,287 million euros advancing 6.6% year-on-year in organic6 terms (+1.7% in the third quarter). In local currency, revenues rose by 5.3% year-on-year to September.

[6]
From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary). For the purpose of presenting comparable information, the year-on-year organic changes of Telefónica del Perú and, as a result, of the country consolidated information, has been calculated in local currency and excluding Medianetworks results in 2008.

January — September 2009 Results Telefónica 33

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) was 528 million euros in the first nine months of 2009, up 17.9% year-on-year in organic6 terms, on the back of the 18.4% increase recorded in the third quarter. In local currency, OIBDA to September increased by 16.7%. The OIBDA margin for the first nine months of the year stood at 41.0% (+3.9 percentage points year-on-year in organic6 terms) and at 44.1% in the third quarter (+6.2 percentage points in organic6 terms from the same period in 2008).
Operating cash flow (OIBDA-CapEx) reached 402 million euros in the first nine months of the year, with growth accelerating to show a 28.3% increase year-on-year in organic6 terms (+26.4% in local currency). CapEx through to September totalled 126 million euros (-6.1% year-on-year in local currency).
T. MÓVILES PERÚ
The Peruvian wireless telephony market is one with the highest potential in the region. At the end of September 2009 the estimated penetration stood at 63%, 5 percentage points up from September 2008.
Against this backdrop, the Company continues to capture most of the market’s growth and is successfully developing a profitable growth strategy focused on value customers.
Wireless accesses totalled 11.1 million at the end of September, up 11.1% year-on-year, with net adds of 508,112 in the first nine months. More than half of this figure was achieved in the third quarter (257,641 accesses). The positive evolution on net adds in the third quarter, that more than doubled compared to the second quarter, was due to higher number of gross adds and the improvement in churn, which fell to 2.9% in the quarter, below figures of previous quarters. Churn for the first nine months stood at 3.2%, stable from 2008 levels.
In addition, and thanks to the Company’s focus on value customers with a differentiated offering for the contract segment, it is worth to underline that contract net adds accounted for over 28% of the total net adds to September. As a result, the contract customer base advanced by 21.3% from September 2008, accounting for 10.6% of total customer base (+0.9 percentage points year-on-year).
Regarding usage, traffic through to September 2009 stood at 8,418 million minutes, maintaining a year-on-year growth of 15.4% (+10.5% in the third quarter). The success of the commercial policies aimed at boosting the community effect, is reflected in the performance of on-net traffic, which accounted for over 85% of outgoing traffic.
ARPU to September fell 13.3% year-on-year in local currency (-11.7% in the quarter), affected by the sharp growth in the customer base recorded over the last 12 months.
Revenues totalled 627 million in the first nine months of 2009, a year-on-year increase of 10.1% in local currency. The third quarter performance (-0.5% year-on-year in local currency) was mainly due to lower handset sale revenues (-19.0% year-on-year in local currency in the quarter vs. +98.3% to June), a result of the larger weighting of SIM-only in gross adds.
Also, in the quarter there was a slight slowdown in service revenue growth (+4.6% year-on-year in local currency to September), affected by a change in the trend of incoming revenues, that declined in the quarter by 12.9% year-on-year in local currency (vs. +16.4% increase in the first half of 2009). This is a consequence of the dilution of the comparative year-on-year effect caused by the introduction in the market of single rates in the third quarter of 2008, and the exchange rate evolution, as the termination rate is denominated in dollars.
Data revenues remained strong, accounting for 11.0% of service revenues at the end of September. Particularly noteworthy was the consolidation of the mobile broadband service, launched in May 2009. The Company also launched its “Push to Talk” service in September, further enhancing its commercial offering.
Operating income before depreciation and amortisation (OIBDA) remained solid, advancing 29.2% year-on-year in local currency through to September to 239 million euros (+15.3% in the quarter), positively affected by lower commercial costs and other efficiency improvements. As a result, the OIBDA margin stood at 38.1% (+5.6 percentage points year-on-year), and 40.9% in the third quarter (+5.7 percentage points year-on-year).

[6]
From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary). For the purpose of presenting comparable information, the year-on-year organic changes of Telefónica del Perú and, as a result, of the country consolidated information, has been calculated in local currency and excluding Medianetworks results in 2008.

January — September 2009 Results Telefónica 34

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CapEx in the nine-month period totalled 51 million euros, a decrease of 17.0% year-on-year in local currency. Operating cash flow (OIBDA-CapEx) jumped 52.3% in local currency to 188 million euros.
TELEFÓNICA DEL PERÚ7
Telefónica del Perú successfully pushed ahead with its strategy to transform the business into a services company, with bundling playing a key role. A total of 51% of wireline accesses are bundled, while over 62% of broadband accesses now have a Duo or Trio. As a result, the Company had a positive evolution in total accesses, exceeding 4.5 million at the end of September, a year-on-year increase of 6.3%. There was a slowdown, however, in the quarter in the growth pace of fixed-wireless accesses (-84.6% year-on-year) due to the introduction of a new marketing model for customer equipment.
Broadband accesses maintained a healthy trend, and increased by 13.8% year-on-year in the first nine months to 762,468 accesses. Particularly noteworthy was the launch in September of the satellite broadband service, enhancing Telefónica’s value offer in rural areas. Pay TV accesses, boosted by the current digitalisation process of the service, rose 12.0% year-on-year to 723,412.
Revenues totalled 758 million euros to September, a year-on-year organic8 increase of 4.1% (+1.9% in local currency). Year-on-year organic8 revenue growth stood at 3.5% in the third quarter.
Revenue growth was underpinned by the strong performance of new businesses, which are reporting significant increases and easing the pressure on traditional telephony revenues, amid high fixed-to-mobile substitution. In organic8 terms, Internet, TV and Content cumulative revenues to September advanced 12.5% year-on-year (+14.9% organic8 in the quarter), to account for 31.9% of total revenues (+2.4 percentage points year-on-year in organic8 terms). Data, IT and capacity rental revenues climbed 39.2% year-on-year in organic8 terms to September (+31.4% in the quarter in organic8 terms).
Meanwhile, operating expenses advanced 8.1% year-on-year through to September in organic8 terms, due to higher supplies, mainly interconnection expenses, as a result of the increase in fixed-to-mobile and long-distance traffic. Bad debt provisions reached 2.4% of revenues at the end of September (-0.6 percentage points year-on-year in organic8 terms).
Operating income before depreciation and amortisation (OIBDA) rose 10.6% year-on-year in organic8 terms (+8.7% in local currency) to 290 million euros in the first nine months of 2009. In the quarter, the increase in organic8 terms was 18.9%. The OIBDA margin stood at 38.3% at the end of September (+2.3 organic8 percentage points year-on-year). OIBDA through to September was positively affected by the revision of the estimated adjustment to workforce provision from the prior year by 9 million euros. Stripping out this impact, organic8 OIBDA growth to September would stand at 7.1% in the nine-month period (+16.7% organic8 in the quarter).
CapEx in the first nine months totalled 75 million euros (+3.1% year-on-year in local currency), mainly devoted to new businesses development. As a result, operating cash flow (OIBDA-CapEx) at the end of September reached 215 million euros, up 13.5% year-on-year in organic8 terms (+10.8% in local currency), higher than in the first half of the year.

[7]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

[8]
From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary). For the purpose of presenting comparable information, the year-on-year organic changes of Telefónica del Perú and, as a result, of the country consolidated information, has been calculated in local currency and excluding Medianetworks results in 2008.

January — September 2009 Results Telefónica 35

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
COLOMBIA
At the end of September 2009 Telefónica managed 11.5 million accesses in Colombia, down 8.4% year-on-year, explained by the traditional wireline and wireless businesses, both of which recorded year-on-year declines, affected by the performance of the market as a whole and the more restrictive commercial policies implemented by the Company. However, the trend for broadband accesses was upwards, with a year-on-year increase of 21.8%. At the end of September, the Company had 8.8 million wireless, 432,611 broadband and 135,851 pay TV accesses.
Revenues through to September totalled 954 million euros, a year-on-year reduction of 10.1% in local currency (-12.3% in the quarter). This trend was recorded in both the wireline and wireless businesses, although in the third quarter of 2009 there were signs of improvements in the latter.
Operating income before depreciation and amortisation (OIBDA) amounted to 277 million euros in the first nine months of the year, a year-on-year decrease of 22.2% in local currency (-23.4% year-on-year in the quarter). One highlight was the positive performance of OIBDA in the wireless business, which saw in the third quarter a year-on-year increase of 30.1% in local currency, once the problem with bad debts from the previous quarter had been corrected. The OIBDA margin was 29.1% up to September 2009, an increase of 2.0 percentage points compared to the first half of the year. On a year-on-year basis, the OIBDA margin for the first nine months of 2009 fell 4.5 percentage points (-5.2 percentage points in the third quarter).
Operating cash flow (OIBDA-CapEx) amounted to 113 million euros to September 2009, with a lower CapEx compared to the same period of the previous year (164 million euros, -30.8% down year-on-year in local currency).
T. MÓVILES COLOMBIA
In the third quarter of 2009 the wireless telephony market in Colombia stabilised, after registering an adjustment which affected all operators in the previous quarter. The estimated penetration rate reached 92% in September 2009, an increase of 8 percentage points in the last twelve months.
The Company is continuing a process of commercial reposition in the market and improving its distribution, focusing on customer value, including a more restrictive model for gross adds activation and marketing of SIM-only lines.
Against this backdrop, in the third quarter of the year there was a generalised improvement in the main operating metrics, accompanied by a substantial increase in OIBDA and operating cash flow.
There was a 72.1% quarter-on-quarter reduction in the net loss of accesses in the third quarter to -217,108 accesses, mainly due to lower losses of prepay accesses. The total customer base at the end of September 2009 reached 8.8 million accesses (-9.2% year-on-year). It is worth noticing the sustained trend in better quality gross adds, particularly the positive performance of the contract segment, which posted net adds of 93,412 accesses in the third quarter (5 times higher than the previous quarter) driven by higher gross adds and customers migrating from prepay. As a result, contract net adds in the first nine months of 2009 showed again a positive sign, with 76,073 accesses (negative in same period of 2008).
Churn also performed well in the third quarter of the year, with a reduction in both year-on-year terms (-0.5 percentage points) and quarter-on-quarter terms (-1.2 percentage points), to 3.2%. Churn for the first nine months stood at 4.0%, stable compared to the same period of 2008.
Total managed traffic improved in the third quarter of 2009, increasing by 8.8% quarter-on-quarter, mainly due higher outgoing traffic, to reach a total of 9,962 million minutes in the first nine months of 2009 (-0.2% year-on-year).
This improved traffic performance is reflected in the ARPU, which increased by 6.2% year-on-year in local currency in the third quarter compared to the second quarter, reducing the year-on-year decrease to September to 12.1% in local currency (-16.7% to June).
January — September 2009 Results Telefónica 36

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
As a result, revenues in the first nine months of 2009 amounted to 513 million euros (-12.2% in local currency), with a year-on-year fall in the third quarter of 9.4% in local currency, lower than in previous quarters. This improved performance results from a lower decrease in revenues from handset sales (-43.2% year-on-year in local currency to September vs. -55.8% to June) and the stabilisation of the decreasing pace in service revenues (-9.2% year-on-year in local currency to September vs. -9.0% to June).
The data business continued to show a positive evolution, accelerating its growing pace in the third quarter, with non-SMS revenue as key driver of growth. After increasing by 39.7% year-on-year in local currency in the third quarter (+35.5% year-on-year in local currency to September), data revenues already accounted for 8.2% of service revenue to September 2009 (+2.7 percentage points year-on-year).
Operating income before depreciation and amortisation (OIBDA) had a better performance than revenues, with the figure to September 2009 amounting to 131 million euros (-6.1% year-on-year in local currency), impacted by the increased in bad debt provision related with the distribution channel recorded in the second quarter of the year. OIBDA margin in the first nine months of the year was 25.6%, up 1.6 percentage points year-on-year. In the quarter OIBDA performed positively, with a 30.1% year-on-year increase in local currency.
CapEx to September 2009 fell by 37.2% year-on-year in local currency to 77 million euros, resulting in operating cash flow (OIBDA-CapEx) of 54 million euros (2.8 times higher than the same period of previous year).
TELEFÓNICA TELECOM
At the end of September 2009, Telefónica Telecom managed 2.6 million accesses, a reduction of 5.7% year-on-year, strongly affected by the process of disconnecting inactive accesses in a highly competitive environment.
Against this backdrop, and taking into account the high rate of fixed-to-mobile substitution given the low mobility premium in the Colombian market, traditional fixed accesses fell by 10.6% year-on-year to September. Broadband accesses reached 432,611 (+21.8% year-on-year), with net adds in the year of 38,740 accesses (4,792 in the third quarter of 2009). Pay TV accesses amounted 135,851 (-1.2% year-on-year).
The Company is continuing to focus its strategy on bundling services as a driver of increasing customer value. 73% of wireline accesses form part of bundled services, and 90% of broadband accesses (+11.7 percentage points year-on-year) are marketed in a Duo or Trio package.
In the first nine months of 2009, revenues stood at 463 million euros, down 7.4% year-on-year in local currency (-15.1% in the quarter), mainly due to lower revenues from traditional telephony, down 16.4% year-on-year in local currency to September (-23.7% in the third quarter), affected by a lower number of accesses in service and reduced traffic. Revenues from Internet, TV and content increased by 14.7% year-on-year to September in local currency (+4.5% in the quarter), and now account for 19.4% of total revenues (+3.7 percentage points year-on-year), while revenues from capacity rental, data and IT increased by 11.8% year-on-year in local currency (+1.1% in the quarter).
Operating expenses to September 2009 increased by 7.3% year-on-year in local currency (+9.9% in the quarter), due to higher supplies for content and IT equipment, and an increase in bad debt provision, which at the end of September reached 7.7% of total revenues (+5.3 percentage points year-on-year).
Operating income before depreciation and amortisation (OIBDA) amounted to 146 million euros in the first nine months of 2009, a year-on-year decrease of 32.6% in local currency (-59.2% in the quarter). The OIBDA margin to September was 31.5%, 11.8 percentage points lower than the same period the previous year.
CapEx to September 2009 stood at 87 million euros (-23.9% year-on-year in local currency), with operating cash flow (OIBDA-CapEx) declining by 42.3% year-on-year in local currency to 59 million euros.
January — September 2009 Results Telefónica 37

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
MÉXICO
Mexico, one of the markets hit hardest by the economic crisis, showed clear signs of recovery in the third quarter. In this context, wireless market growth remained strong reaching an estimated penetration of 74% at the end of September (+4.0 percentage points from September 2008).
Telefónica Móviles México continued to execute it strategy, focused on capturing growth and increasing its market share. It’s total accesses base reached 16.8 million at the end of September and 16.5 million wireless accesses, up 13.6% and 12.7% year-on-year respectively. As a resut, it reached a market share of more than 20%, an increase of almost one percentage point from September 2008.
There was a marked recovery in commercial activity during the third quarter. Telefónica wireless gross adds in Mexico in the quarter remained at the same level as in the previous three months, when the Mother’s Day Campaign is carried out, while an improvement in year-on-year trends was noted (-20.9% in the first quarter; -11.7% in the second quarter and stable in the third quarter), recording 4.4 million gross adds in the first nine months of 2009.
Churn stood at 1.9% in the third quarter, still a benchmark in the Mexican market and with an improvement of 0.3 percentage points from the third quarter of 2008. Churn in the first nine months stood at 2.3%, in line with the figure for the same period a year earlier.
Wireless net adds in the third quarter stood at 575,845 (+5.1% year-on-year and +35.5% quarter-on-quarter) and 1.2 million to September. Net adds in the contract segment were more than double the total in the second quarter, largely due to the Company’s drive to migrate customers from prepay to contract.
Traffic in the first nine months stood at 16,979 million minutes, up 0.8% year-on-year, with a strong third-quarter performance (+9.9% year-on-year) underpinned by outgoing traffic (+6.3% year-on-year in the third quarter vs. -7.3% year-on-year in the first half).
ARPU also improved sharply in the third quarter thanks to better performances in all segments. ARPU advanced 1.0% year-on-year in the quarter in local currency compared with a 5.6% decline to June. As a result, ARPU in the first nine months declined by 3.4%.
The year-on-year growth rate for service revenues continued to accelerate, reaching 18.7% in local currency in the first nine months (+20.2% in the third quarter) and outstripping customer growth.
This positive performance is reflected in revenues, which advanced 9.8% year-on-year in local currency to September to 1,136 million euros, after growing 12.0% year-on-year in local currency in the third quarter despite the lower revenues from handset sales (-39.6% in the first nine months of 2009).
Operating income before depreciation and amortisation (OIBDA) totalled 402 million euros in the first nine months, up 65.6% in local currency from the same period in 2008; especially noteworthy is the sharp rise reported in the third quarter (+86.9%). The strong revenue performance, reduction in commercial expenses and efficiency improvements from economies of scale underpinned the acceleration in the growth rate of OIBDA. As a result, the OIBDA margin jumped 11.9 percentage points year-on-year to 35.4% in the first nine months (42.9% in the quarter).
CapEx was virtually unchanged year-on-year (-1.9% vs. the first nine months of 2008 in local currency), with the improvement in OIBDA boosting operating cash flow (OIBDA-CapEx) to 270 million euros, 2.5 times the amount for the same period in 2008 in local currency.
VENEZUELA
At the end of September 2009 the Venezuelan wireless market maintained one of the highest penetration rates in the region, topping 100%, up 4 percentage points from September 2008.
Once again, Telefónica Móviles Venezuela obtained a solid set of commercial and financial results, underpinned by strong service revenues — which continue to post significant year-on-year growth — while margins remained high.
January — September 2009 Results Telefónica 38

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica Móviles Venezuela has a unique offer in the market, offering wireline and wireless telephony, broadband and TV services, and its commercial approach remains focused on increasing customer value through a selective customer acquisition policy. In this context, the Company reached 11.9 million total accesses at the end of September, up 3.0% year-on-year. Wireless accesses increased by 3.2% year-on-year to 10.6 million at the end of September 2009.
The Company’s selective customer acquisition strategy is reflected in the performance of wireless gross adds in the third quarter of 2009 (-48.1% year-on-year), mainly due to the performance in the prepay segment. Amid a steady reduction in churn, which stood at 2.3% in the quarter (-0.2 percentage points year-on-year; -0.4 percentage points from the second quarter) and 2.4% in the first nine months (-0.3 percentage points year-on-year), wireless net adds stood at 29,775 accesses in the first nine months (-139,058 in the quarter).
Traffic in the first nine months of 2009 was 11,193 million minutes, a year-on-year growth of 1.4% (-1.9% in the quarter).
The wireless data business again performed well, further cementing its role as a key growth driver of the business. Data revenues advanced 61.1% year-on-year through to September in local currency, accounting for 26.6% of service revenues (+5.6 percentage points from the first nine months of 2008). Internet, TV and content revenues again grew robustly (+157.8% year-on-year in local currency).
The strong performance of the data business boosted ARPU growth, which accelerated in the third quarter (+20.1% year-on-year in local currency vs. +17.3% in the second quarter) to stand at 19.3% in the first nine months.
Revenues marked a solid increase of 25.1% year-on-year in local currency to 2,611 million euros to September 2009 (+19.5% in the quarter), underpinned by the sharp rise in service revenues (+27.0% in local currency in the first nine months of 2009 and +22.3% in the quarter).
Operating income before depreciation and amortisation (OIBDA) stood at 1,332 million euros in the first nine months, up 37.9% in local currency year-on-year (+25.3% in the quarter). This performance reflects efficiency improvements and the decline in commercial activity. As a result, the OIBDA margin reached 51.0%, a rise of 4.7 percentage points on the first nine months of 2008 (+2.4 percentage points in the third quarter).
Operating cash flow (OIBDA-CapEx) increased by 40.0% in local currency from the first nine months of 2008 to 1,129 million euros. This outstanding performance was achieved despite the significant CapEx carried out (+27.2% in local currency) to tap the potential of the market, improve coverage and continue the rollout of the GSM and 3G networks and the satellite pay TV service.
CENTRAL AMERICA
The mobile penetration rate in the Central American markets in which Telefónica operates reached 87% at the end of September 2009 (+10 percentage points year-on-year).
At the end of September, 2009, Telefónica managed 6.1 million accesses in these markets, virtually unchanged from September 2008. Wireless accesses totalled 5.7 million. Wireless net adds totalled 50,106 in the third quarter of 2009, after reversing the net losses recorded in the first two quarters (-46,195 in the first nine months).
In an environment of slower growth the Company continues to focus on achieving efficiencies to maximise cash flow. As a result, operating income before depreciation and amortisation (OIBDA) to September totalled 176 million euros, up 9.7% year-on-year in constant currency (+4.9% in the quarter), despite the lower revenues (-6.4% in constant currency to September; -8.1% in the quarter). The OIBDA margin stood at 42.3% in the first nine months, an improvement of 6.2 percentage points year-on-year, and reached 44.1% in the third quarter (+5.5 percentage points).
Growth in operating cash flow (OIBDA–CapEx) accelerated year-on-year in constant currency (+45.4% in the first nine months of the year vs. +38.7% in the first half), to 150 million euros at the end of September, driven by both the growth in OIBDA and lower CapEx (-52.9% in constant currency in the January-September period).
January — September 2009 Results Telefónica 39

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
ECUADOR
Mobile penetration in the Ecuadorian wireless market reached an estimated 85% by the end of September, 6 percentage points higher than the same period a year earlier.
Against a backdrop of lower commercial activity, the customer base of Telefónica Móviles Ecuador at September 2009 stood at 3.5 million accesses, a 16.1% increase in total accesses vs. September 2008, and a 16.7% increase in wireless accesses. Wireless net adds in the quarter (198,545 accesses) doubled those of the third quarter of 2008, and surpassed net adds registered in the first six months of 2009. It is noteworthy the improvement in contract net adds with respect to previous quarters, with a ramp up in year-on-year growth to 77.3% in the last three months. This performance was underpinned by the positive churn evolution, which stood at 1.6% in the third quarter (-2.2 percentage points year-on-year) and at 2.5% in the first nine months (-0.9 percentage points).
Traffic showed strong growth, driven mainly by on-net campaigns in the pre-pay segment, reaching 2,673 million minutes for the first nine months of the year, a growth of 38.4% vs. the same period in 2008 (+27.8% in the third quarter).
ARPU fell by 3.3% year-on-year in the first nine months in local currency, and 6.3% in the quarter, remaining flat with respect to the previous quarter.
Data revenues showed a strong performance, growing 21.7% year-on-year in the first nine months in local currency (+14.8% in the third quarter in local currency), representing 20.3% of service revenues (+2.2 percentage points vs. the January-September 2008 period).
Revenues totalled 249 million euros in the January-September period, a year-on-year decrease of 1.0% in local currency (-1.9% year-on-year in the third quarter in local currency), largely due to lower revenues from handset sales (-42.6% up to September), which offset the growth in service revenues (+8.5% year-on-year in local currency in the January-September period; +4.6% in the quarter).
The Company’s efficiency gains boosted operating income before depreciation and amortisation (OIBDA), which totalled 77 million euros in the January-September period, a 13.4% jump year-on-year in local currency. In the third quarter, OIBDA remained virtually unchanged with respect to the same period in 2008. OIBDA margin to September 2009 stood at 30.9%, a 3.9 percentage point increase year-on year. In the third quarter, the OIBDA margin registered a year-on-year increase of 0.8 percentage points to 32.2%.
Operating cash flow (OIBDA-CapEx) grew 53.4% year-on-year in local currency to 46 million euros, reflecting the OIBDA performance and lower CapEx, which fell 17.7% year-on-year in the first nine months of the year in local currency.
January — September 2009 Results Telefónica 40

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
ACCESSES
Unaudited figures (thousands)

	2008		2009
	September	December	March	June	September	% Chg y-o-y

Final Clients Accesses	153,060.9	158,200.1	159,401.5	160,749.5	163,656.9	6.9
Fixed telephony accesses (1)	25,758.2	25,644.5	25,517.1	25,391.2	25,108.4	(2.5)
Internet and data accesses	7,572.4	7,629.8	7,611.1	7,662.5	7,555.5	(0.2)
Narrowband (2)	1,587.9	1,445.8	1,306.4	1,207.7	1,147.4	(27.7)
Broadband (3) (4)	5,875.7	6,067.0	6,208.9	6,352.2	6,304.1	7.3
Other (5)	108.8	117.0	95.8	102.6	104.0	(4.4)
Mobile accesses	118,269.8	123,385.2	124,658.3	126,016.4	129,300.0	9.3
Pre-Pay	97,713.7	102,329.7	103,333.4	104,298.9	107,017.2	9.5
Contract	20,556.1	21,055.5	21,324.9	21,717.5	22,282.9	8.4
Pay TV	1,460.5	1,540.5	1,615.1	1,679.4	1,692.9	15.9

Wholesale Accesses	69.6	59.0	58.5	58.1	57.1	(18.0)

Total Accesses	153,130.5	158,259.0	159,460.0	160,807.7	163,714.0	6.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.
TELEFÓNICA LATINOAMERICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2009	2008	% Chg		2009	2008	% Chg

Revenues	16,616	16,311	1.9		5,648	5,780	(2.3)
Internal exp capitalized in fixed assets	81	81	(0.4)		28	26	10.7
Operating expenses	(10,199)	(10,469)	(2.6)		(3,422)	(3,630)	(5.7)
Other net operating income (expense)	134	99	36.0		96	27	n.m.
Gain (loss) on sale of fixed assets	8	7	12.1		17	(5)	c.s.
Impairment of goodwill and other assets	(4)	(0)	n.m.		(3)	(0)	n.m.
Operating income before D&A (OIBDA)	6,636	6,029	10.1		2,365	2,198	7.6
OIBDA Margin	39.9%	37.0%	3.0	p.p.	41.9%	38.0%	3.9	p.p.
Depreciation and amortization	(2,740)	(2,717)	0.8		(935)	(936)	(0.2)
Operating income (OI)	3,897	3,312	17.7		1,430	1,261	13.4
Note:

-	OIBDA and OI before management and brand fees.

-	Starting April 2008, Vivo’s consolidation perimeter includes Telemig.
January — September 2009 Results Telefónica 41

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2008		2009
	September	December	March	June	September	% Chg y-o-y

BRAZIL
Final Clients Accesses	58,165.3	60,704.9	61,332.8	62,418.5	64,119.3	10.2
Fixed telephony accesses (1)	11,860.7	11,661.9	11,578.3	11,469.9	11,322.8	(4.5)
Internet and data accesses	3,601.9	3,625.8	3,610.7	3,615.0	3,440.5	(4.5)
Narrowband	1,079.2	996.4	882.9	811.5	785.2	(27.2)
Broadband (2)	2,458.3	2,557.8	2,659.2	2,728.7	2,579.8	4.9
Other (3)	64.4	71.6	68.6	74.8	75.5	17.1
Mobile accesses	42,276.6	44,945.0	45,641.5	46,819.3	48,847.2	15.5
Pre-Pay	34,161.5	36,384.0	36,847.3	37,775.5	39,580.5	15.9
Contract	8,115.1	8,561.0	8,794.1	9,043.8	9,266.7	14.2
Pay TV	426.1	472.2	502.4	514.3	508.8	19.4

Wholesale Accesses	47.1	34.1	34.9	34.7	34.6	(26.5)

Total Accesses	58,212.4	60,739.1	61,367.7	62,453.2	64,153.9	10.2

ARGENTINA
Final Clients Accesses	20,533.4	20,717.0	20,856.7	20,969.9	21,360.8	4.0
Fixed telephony accesses (1)	4,599.0	4,603.1	4,592.3	4,585.6	4,596.8	(0.0)
Fixed wireless	13.2	22.4	26.0	31.2	33.4	152.1
Internet and data accesses	1,281.6	1,284.3	1,262.0	1,267.9	1,310.6	2.3
Narrowband	215.9	182.8	156.0	140.7	124.1	(42.5)
Broadband (2)	1,046.2	1,082.0	1,106.0	1,127.2	1,186.5	13.4
Other (3)	19.5	19.5	0.0	0.0	0.0	n.m.
Mobile accesses	14,652.7	14,829.6	15,002.4	15,116.4	15,453.4	5.5
Pre-Pay	9,473.6	9,687.6	9,889.2	10,057.7	10,349.7	9.2
Contract	5,179.0	5,142.0	5,113.2	5,058.7	5,103.8	(1.5)

Wholesale Accesses	10.1	10.0	9.5	9.7	9.8	(3.2)

Total Accesses	20,543.4	20,726.9	20,866.1	20,979.5	21,370.6	4.0

CHILE
Final Clients Accesses	9,816.7	10,002.7	10,078.5	10,208.5	10,364.0	5.6
Fixed telephony accesses (1)	2,134.6	2,121.0	2,088.5	2,069.2	2,048.9	(4.0)
Internet and data accesses	728.7	743.8	741.3	767.2	790.2	8.5
Narrowband	19.7	18.7	20.1	18.7	17.4	(11.7)
Broadband (2)	700.2	716.6	712.8	740.3	764.6	9.2
Other (3)	8.8	8.6	8.5	8.3	8.3	(5.8)
Mobile accesses	6,702.6	6,875.0	6,986.0	7,104.4	7,255.4	8.2
Pre-Pay	4,856.3	4,956.0	5,030.6	5,078.0	5,179.8	6.7
Contract	1,846.3	1,919.0	1,955.3	2,026.4	2,075.7	12.4
Pay TV	250.9	263.0	262.8	267.6	269.5	7.4

Wholesale Accesses	12.0	11.5	10.5	10.0	8.9	(25.6)

Total Accesses	9,828.8	10,014.3	10,089.1	10,218.5	10,373.0	5.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — September 2009 Results Telefónica 42

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2008		2009
	September	December	March	June	September	% Chg y-o-y

PERU
Final Clients Accesses	14,300.9	14,982.6	15,221.8	15,414.6	15,680.8	9.6
Fixed telephony accesses (1)	2,941.5	2,986.5	3,029.3	3,068.7	3,041.6	3.4
Fixed wireless	412.0	485.5	555.5	610.5	620.1	50.5
Internet and data accesses	703.3	728.9	755.4	779.4	795.0	13.0
Narrowband	21.5	17.7	22.5	20.3	17.5	(18.6)
Broadband (2)	669.8	698.4	719.0	745.0	762.5	13.8
Other (3)	11.9	12.8	13.8	14.2	15.0	25.8
Mobile accesses	10,010.1	10,612.7	10,756.2	10,863.2	11,120.8	11.1
Pre-Pay	9,036.7	9,575.2	9,667.4	9,726.9	9,940.0	10.0
Contract	973.4	1,037.5	1,088.9	1,136.3	1,180.8	21.3
Pay TV	646.0	654.5	680.9	703.2	723.4	12.0

Wholesale Accesses	0.4	0.4	0.4	0.5	0.5	17.8

Total Accesses	14,301.3	14,983.0	15,222.3	15,415.0	15,681.2	9.6

COLOMBIA
Final Clients Accesses	12,516.9	12,800.5	12,625.5	11,792.4	11,462.3	(8.4)
Fixed telephony accesses (1)	2,320.4	2,299.2	2,247.2	2,182.9	2,074.4	(10.6)
Internet and data accesses	357.0	395.9	427.0	437.7	441.2	23.6
Narrowband	0.3	0.3	8.9	7.7	6.4	n.m.
Broadband (2)	355.1	393.9	416.0	427.8	432.6	21.8
Other (3)	1.6	1.7	2.0	2.2	2.2	32.7
Mobile accesses	9,702.0	9,963.1	9,805.8	9,028.0	8,810.9	(9.2)
Pre-Pay	7,959.7	8,327.3	8,206.1	7,409.6	7,099.0	(10.8)
Contract	1,742.2	1,635.8	1,599.6	1,618.4	1,711.8	(1.7)
Pay TV	137.5	142.3	145.6	143.8	135.9	(1.2)

Wholesale Accesses	0.0	2.9	3.2	3.2	3.3	n.m.

Total Accesses	12,516.9	12,803.4	12,628.7	11,795.6	11,465.6	(8.4)

MEXICO
Mobile accesses	14,662.0	15,330.6	15,517.7	15,942.5	16,518.4	12.7
Pre-Pay	13,779.2	14,432.4	14,623.0	15,026.6	15,557.1	12.9
Contract	882.8	898.1	894.7	915.9	961.2	8.9
Fixed wireless	99.4	133.6	167.9	203.3	249.8	151.4
Total Accesses	14,761.3	15,464.2	15,685.6	16,145.9	16,768.1	13.6

VENEZUELA
Mobile accesses	10,280.2	10,584.0	10,679.5	10,752.9	10,613.8	3.2
Pre-Pay	9,659.7	9,970.7	10,070.2	10,139.0	9,988.7	3.4
Contract	620.5	613.3	609.3	613.9	625.1	0.7
Fixed wireless	1,281.8	1,312.8	1,291.5	1,290.3	1,237.7	(3.4)
Pay TV	0.0	8.5	23.4	50.4	50.4	n.m.
Total Accesses	11,562.0	11,905.3	11,994.4	12,093.5	11,906.9	3.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — September 2009 Results Telefónica 43

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2008		2009
	September	December	March	June	September	% Chg y-o-y

CENTRAL AMERICA (1)
Fixed telephony accesses (2)	435.2	437.2	441.1	444.9	456.0	4.8
Fixed Wireless	276.7	278.7	288.7	288.3	287.6	3.9
Internet and data accesses	19.3	18.4	17.6	16.6	15.7	(18.8)
Broadband (3)	17.3	16.5	15.6	14.6	13.5	(22.1)
Other (4)	1.9	1.9	2.0	2.0	2.2	11.3
Mobile accesses	5,665.8	5,702.0	5,630.2	5,605.7	5,655.8	(0.2)
Pre-Pay	5,281.6	5,315.3	5,242.7	5,213.4	5,252.7	(0.5)
Contract	384.1	386.7	387.5	392.3	403.1	5.0
Total Accesses	6,120.2	6,157.6	6,089.0	6,067.3	6,127.5	0.1

ECUADOR
Mobile accesses	2,957.4	3,122.5	3,179.2	3,253.3	3,451.8	16.7
Pre-Pay	2,491.5	2,650.5	2,711.6	2,772.1	2,952.9	18.5
Contract	465.9	472.0	467.6	481.2	499.0	7.1
Fixed Wireless	85.5	89.4	81.0	76.3	80.6	(5.7)
Total Accesses	3,042.9	3,211.9	3,260.2	3,329.6	3,532.5	16.1

URUGUAY
Mobile accesses	1,360.6	1,420.7	1,459.9	1,530.8	1,572.5	15.6
Pre-Pay	1,013.8	1,030.6	1,045.4	1,100.1	1,116.8	10.2
Contract	346.7	390.1	414.5	430.7	455.7	31.4
Total Accesses	1,360.6	1,420.7	1,459.9	1,530.8	1,572.5	15.6

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.
January — September 2009 Results Telefónica 44

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2008		2009
	Q3	Q4	Q1	Q2	Q3	% Chg y-o-y Local Cur

BRAZIL
Traffic (Million minutes)	10,951	10,990	10,344	10,918	12,689	15.9
ARPU (EUR)	12.0	10.0	9.0	9.7	10.2	(8.9)

ARGENTINA
Traffic (Million minutes)	3,426	3,673	3,485	3,744	4,080	19.1
ARPU (EUR)	8.9	9.8	9.3	8.6	8.1	7.9

CHILE
Traffic (Million minutes)	2,447	2,583	2,537	2,553	2,632	7.5
ARPU (EUR)	11.7	11.7	11.0	10.4	10.5	(10.3)

PERU
Traffic (Million minutes)	2,550	2,745	2,809	2,792	2,817	10.5
ARPU (EUR)	5.9	6.1	5.5	5.6	5.3	(11.7)

COLOMBIA
Traffic (Million minutes)	3,518	3,585	3,265	3,208	3,489	(0.8)
ARPU (EUR)	6.6	6.2	5.4	5.7	6.3	(2.2)

MEXICO
Traffic (Million minutes)	5,351	5,591	5,378	5,720	5,881	9.9
ARPU (EUR)	8.2	7.9	6.7	7.3	6.8	1.0

VENEZUELA
Traffic (Million minutes)	3,809	3,958	3,767	3,692	3,735	(1.9)
ARPU (EUR)	16.7	20.3	21.0	20.6	21.1	20.1

CENTRAL AMERICA
Traffic (Million minutes)	1,779	1,724	1,690	1,691	1,722	(3.2)
ARPU (EUR)	7.1	7.9	7.5	7.2	6.6	(9.9)

ECUADOR
Traffic (Million minutes)	759	869	802	902	970	27.8
ARPU (EUR)	6.7	7.4	7.3	6.9	6.6	(6.3)

URUGUAY
Traffic (Million minutes)	514	643	616	628	685	33.3
ARPU (EUR)	8.5	8.7	8.9	8.1	8.2	6.1
Notes:

-	ARPU calculated as a monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — September 2009 Results Telefónica 45

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	January - September
	2009	2008	% Chg Local Cur

BRAZIL (1)
Traffic (Million minutes)	33,952	29,557	14.9
ARPU (EUR)	9.7	11.6	(8.3)

ARGENTINA
Traffic (Million minutes)	11,309	9,268	22.0
ARPU (EUR)	8.6	8.3	10.9

CHILE
Traffic (Million minutes)	7,722	7,120	8.5
ARPU (EUR)	10.6	12.5	(9.6)

PERU
Traffic (Million minutes)	8,418	7,294	15.4
ARPU (EUR)	5.5	6.0	(13.3)

COLOMBIA
Traffic (Million minutes)	9,962	9,983	(0.2)
ARPU (EUR)	5.8	7.1	(12.1)

MEXICO
Traffic (Million minutes)	16,979	16,840	0.8
ARPU (EUR)	6.9	8.3	(3.4)

VENEZUELA
Traffic (Million minutes)	11,193	11,034	1.4
ARPU (EUR)	20.9	15.7	19.3

CENTRAL AMERICA
Traffic (Million minutes)	5,102	5,450	(6.4)
ARPU (EUR)	7.1	7.3	(10.0)

ECUADOR
Traffic (Million minutes)	2,673	1,931	38.4
ARPU (EUR)	6.9	6.4	(3.3)

URUGUAY
Traffic (Million minutes)	1,928	1,180	63.4
ARPU (EUR)	8.4	8.3	5.5

(1)	Includes Telemig from April 2008.

Note:	ARPU calculated as a monthly January-September period average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — September 2009 Results Telefónica 46

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - September					July - September
	2009	2008	% Chg		% Chg y-o-y Local Cur	2009	2008	% Chg		% Chg y-o-y Local Cur

BRAZIL
Revenues	6,071	6,565	(7.5)		2.0	2,151	2,360	(8.9)		(3.0)
OIBDA	2,294	2,533	(9.4)		(0.1)	807	925	(12.8)		(7.3)
OIBDA margin	37.8%	38.6%	(0.8	p.p.)		37.5%	39.2%	(1.7	p.p.)
CapEx	789	1,106	(28.6)		(21.3)	288	402	(28.4)		(23.6)
OpCF (OIBDA-CapEx)	1,505	1,426	5.5		16.4	519	523	(0.8)		5.3
Vivo (1)
Revenues	2,184	2,202	(0.8)		9.4	795	823	(3.4)		3.0
OIBDA	677	616	10.0		21.4	260	260	0.1		6.7
OIBDA margin	31.0%	28.0%	3.0	p.p.		32.7%	31.5%	1.1	p.p.
CapEx	293	528	(44.6)		(38.9)	101	169	(40.0)		(35.9)
OpCF (OIBDA-CapEx)	384	87	n.m.		n.m.	158	91	74.5		83.8
Telesp
Revenues	4,198	4,680	(10.3)		(1.0)	1,468	1,657	(11.4)		(5.8)
OIBDA	1,613	1,898	(15.0)		(6.2)	543	666	(18.5)		(13.5)
OIBDA margin	38.4%	40.6%	(2.1	p.p.)		37.0%	40.2%	(3.2	p.p.)
CapEx	497	578	(14.1)		(5.2)	187	233	(20.1)		(14.8)
OpCF (OIBDA-CapEx)	1,116	1,320	(15.4)		(6.7)	357	433	(17.6)		(12.9)

ARGENTINA
Revenues	1,948	1,802	8.1		15.3	617	660	(6.6)		11.3
OIBDA	726	627	15.8		23.5	232	241	(3.9)		14.2
OIBDA margin (2)	36.3%	33.7%	2.6	p.p.		36.5%	35.2%	1.3	p.p.
CapEx	194	187	3.3		10.1	70	62	13.6		33.9
OpCF (OIBDA-CapEx)	533	440	21.1		29.2	161	179	(9.9)		7.4
T. Moviles Argentina
Revenues	1,217	1,128	7.9		15.0	386	417	(7.5)		10.1
OIBDA	434	333	30.3		39.0	140	135	3.5		22.5
OIBDA margin	35.7%	29.5%	6.1	p.p.		36.3%	32.4%	3.9	p.p.
CapEx	87	55	59.3		69.9	27	18	45.0		74.0
OpCF (OIBDA-CapEx)	347	278	24.6		32.9	113	117	(3.0)		14.5
Telefónica de Argentina
Revenues	793	736	7.8		14.9	250	263	(5.1)		13.2
OIBDA	292	294	(0.6)		6.0	91	106	(13.4)		3.4
OIBDA margin (2)	32.8%	34.7%	(1.9	p.p.)		32.6%	34.9%	(2.2	p.p.)
CapEx	107	133	(19.8)		(14.4)	44	44	0.3		16.9
OpCF (OIBDA-CapEx)	186	162	15.1		22.8	48	62	(23.0)		(6.0)

CHILE
Revenues	1,351	1,463	(7.6)		(1.8)	452	474	(4.6)		(4.2)
OIBDA	539	539	0.1		6.4	191	171	11.8		12.1
OIBDA margin	39.9%	36.8%	3.1	p.p.		42.2%	36.0%	6.2	p.p.
CapEx	226	290	(22.0)		(17.1)	83	102	(17.9)		(17.0)
OpCF (OIBDA-CapEx)	313	249	25.7		33.7	107	69	55.6		54.2
T. Móviles Chile
Revenues	739	787	(6.1)		(0.2)	248	256	(2.9)		(2.4)
OIBDA	310	288	7.6		14.4	114	92	23.4		23.9
OIBDA margin	41.9%	36.6%	5.3	p.p.		45.8%	36.0%	9.8	p.p.
CapEx	135	159	(15.1)		(9.7)	50	52	(2.0)		(1.5)
OpCF (OIBDA-CapEx)	175	129	35.4		44.0	63	40	55.9		56.2
Telefónica Chile
Revenues	665	741	(10.3)		(4.6)	220	240	(8.3)		(7.9)
OIBDA	230	251	(8.7)		(2.9)	77	79	(2.0)		(1.8)
OIBDA margin	34.5%	33.9%	0.6	p.p.		35.1%	32.8%	2.3	p.p.
CapEx	91	131	(30.4)		(26.0)	33	50	(34.2)		(33.0)
OpCF (OIBDA-CapEx)	138	120	15.0		22.2	44	29	54.5		50.8

Note:	OIBDA is presented before management and brand fees.

(1)	50% of Vivo. Includes Telemig from April 2008.

(2)	Margin over revenues includes fixed to mobile interconnection.
January — September 2009 Results Telefónica 47

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - September					July - September
	2009	2008	% Chg		% Chg y-o-y Local Cur	2009	2008	% Chg		% Chg y-o-y Local Cur

PERU
Revenues	1,287	1,168	10.1		5.3	427	412	3.7		0.7
OIBDA	528	432	22.1		16.7	188	156	20.8		17.2
OIBDA margin	41.0%	37.0%	4.0	p.p.		44.1%	37.9%	6.3	p.p.
CapEx	126	129	(1.8)		(6.1)	58	63	(7.6)		(10.9)
OpCF (OIBDA-CapEx)	402	304	32.2		26.4	131	93	39.9		36.0
T. Móviles Perú
Revenues	627	544	15.2		10.1	208	203	2.4		(0.5)
OIBDA	239	177	35.2		29.2	85	71	18.8		15.3
OIBDA margin	38.1%	32.5%	5.6	p.p.		40.9%	35.3%	5.7	p.p.
CapEx	51	59	(13.2)		(17.0)	27	27	0.4		(3.3)
OpCF (OIBDA-CapEx)	188	118	59.3		52.3	58	44	30.2		26.7
Telefónica del Perú (1)
Revenues	758	711	6.6		1.9	250	240	4.1		1.1
OIBDA	290	255	13.7		8.7	102	84	20.2		16.7
OIBDA margin	38.3%	35.9%	2.4	p.p.		40.6%	35.2%	5.4	p.p.
CapEx	75	70	7.9		3.1	30	35	(13.9)		(16.7)
OpCF (OIBDA-CapEx)	215	185	15.9		10.8	71	49	44.6		40.6

COLOMBIA
Revenues	954	1,131	(15.7)		(10.1)	323	372	(13.2)		(12.3)
OIBDA	277	380	(27.0)		(22.2)	107	142	(24.9)		(23.4)
OIBDA margin	29.1%	33.6%	(4.5	p.p.)		33.0%	38.1%	(5.2	p.p.)
CapEx	164	252	(35.1)		(30.8)	75	105	(28.3)		(26.1)
OpCF (OIBDA-CapEx)	113	128	(11.2)		(5.4)	31	37	(15.2)		(15.9)
T. Móviles Colombia
Revenues	513	623	(17.6)		(12.2)	179	200	(10.4)		(9.4)
OIBDA	131	149	(12.0)		(6.1)	71	57	25.4		30.1
OIBDA margin	25.6%	24.0%	1.6	p.p.		39.8%	28.4%	11.4	p.p.
CapEx	77	130	(41.1)		(37.2)	48	64	(25.9)		(22.5)
OpCF (OIBDA-CapEx)	54	19	189.7		n.m.	24	(7)	c.s.		c.s.
Telefónica Telecom
Revenues	463	533	(13.1)		(7.4)	152	180	(15.8)		(15.1)
OIBDA	146	231	(36.8)		(32.6)	35	85	(58.5)		(59.2)
OIBDA margin	31.5%	43.3%	(11.8	p.p.)		23.2%	47.2%	(24.0	p.p.)
CapEx	87	122	(28.6)		(23.9)	28	41	(32.1)		(31.7)
OpCF (OIBDA-CapEx)	59	109	(45.9)		(42.3)	8	44	(83.0)		(84.7)

MEXICO (T. Móviles Mexico)
Revenues	1,136	1,204	(5.7)		9.8	385	421	(8.4)		12.0
OIBDA	402	283	42.2		65.6	165	107	54.1		86.9
OIBDA margin	35.4%	23.5%	11.9	p.p.		42.9%	25.5%	17.4	p.p.
CapEx	132	157	(15.7)		(1.9)	45	19	136.3		n.m.
OpCF (OIBDA-CapEx)	270	126	114.2		149.4	120	88	36.2		61.5

VENEZUELA (T. Móviles Venezuela)
Revenues	2,611	1,871	39.5		25.1	863	685	25.9		19.5
OIBDA	1,332	866	53.7		37.9	440	333	32.1		25.3
OIBDA margin	51.0%	46.3%	4.7	p.p.		51.1%	48.6%	2.4	p.p.
CapEx	203	143	41.8		27.2	65	83	(21.9)		(26.2)
OpCF (OIBDA-CapEx)	1,129	723	56.1		40.0	376	251	50.0		42.4

CENTRAL AMERICA (2)
Revenues	416	411	1.3		(6.4)	128	138	(7.8)		(8.1)
OIBDA	176	149	18.5		9.7	56	53	5.3		4.9
OIBDA margin	42.3%	36.2%	6.2	p.p.		44.1%	38.6%	5.5	p.p.
CapEx	26	54	(51.1)		(52.9)	15	29	(47.1)		(46.4)
OpCF (OIBDA-CapEx)	150	95	58.1		45.4	41	25	66.0		64.4

ECUADOR (T. Móviles Ecuador)
Revenues	249	225	10.4		(1.0)	82	79	3.3		(1.9)
OIBDA	77	61	26.4		13.4	26	25	5.9		0.0
OIBDA margin	30.9%	27.0%	3.9	p.p.		32.2%	31.4%	0.8	p.p.
CapEx	31	34	(8.3)		(17.7)	10	19	(43.8)		(46.9)
OpCF (OIBDA-CapEx)	46	27	71.0		53.4	16	6	151.0		139.4

Note:	OIBDA is presented before management and brand fees.

(1)	From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary).

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — September 2009 Results Telefónica 48

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - September					July - September
	2009	2008	% Chg		% Chg y-o-y Local Cur	2009	2008	% Chg		% Chg y-o-y Local Cur

URUGUAY (T. Móviles Uruguay)
Revenues	126	107	17.3		22.1	42	39	5.5		16.0
OIBDA	45	30	47.5		53.6	16	11	45.8		60.4
OIBDA margin	35.6%	28.3%	7.3	p.p.		37.5%	27.2%	10.4	p.p.
CapEx	14	13	8.5		12.9	1	5	(86.9)		(82.7)
OpCF (OIBDA-CapEx)	31	18	75.6		82.8	15	6	149.9		173.2

TIWS
Revenues	270	235	14.8		9.2	89	80	10.0		7.6
OIBDA	71	75	(5.3)		(12.5)	24	27	(10.9)		(13.0)
OIBDA margin	26.2%	31.8%	(5.6	p.p.)		27.1%	33.4%	(6.3	p.p.)
CapEx	48	26	83.7		64.8	26	13	97.7		81.8
OpCF (OIBDA-CapEx)	23	49	(52.5)		(53.6)	(2)	14	c.s.		c.s.
Note: OIBDA is presented before management and brand fees.
January — September 2009 Results Telefónica 49

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
In the January to September period, Telefónica Europe saw continued top line growth in a fast changing environment through the consistent driving of efficiencies, again outperforming in its key markets.
At the end of September 2009, Telefónica Europe’s total customer base reached 48.6 million (+8.0% year-on-year). Mobile customer net additions for the first nine months of 2009 were 2.1 million, with 894,791 net additions in the third quarter, reaching a total mobile customer base of 43.5 million (+7.3% year-on-year). The contract segment continued its strong performance, representing 72.4% of total mobile net additions in the third quarter, built on renewed propositions as well as churn reduction across markets.
Revenues in the year to September 2009 reached 10,055 million euros, showing a year-on-year growth of 1.4% in constant currency (+2.2% in constant currency in the first half), driven by the positive performance in the UK and German businesses, which compensated the lower year-on-year revenues from the Czech and Irish businesses. Mobile termination rates cuts in Germany, UK and in the Czech Republic dragged 1.6 percentage points off revenue growth in constant currency, up to September 2009 (-3.0 percentage points in the third quarter). As a result, revenues in the third quarter of 2009, in constant currency and excluding mobile termination rate cuts, accelerated to 3.0% year-on-year growth from 1.8% year-on-year growth in the previous quarter.
Operating expenses amounted to 7,351 million euros in the year to September 2009, a year-on-year increase of 0.5% in constant currency, reflecting the increased commercial activity across the businesses that helped to maintain momentum in the market, partially compensated by ongoing efficiency measures and further savings in mobile retention activities. It is important to also highlight that operating expenses include 42 million euros of restructuring costs in the year to September 2009.
Operating income before depreciation and amortization (OIBDA) in the first nine months of the year stood at 2,878 million euros, posting a 4.6% year-on-year growth in organic terms1 (+6.0% year-on-year excluding the restructuring costs above mentioned), with Telefónica O2 Germany being the main contributor to this growth. OIBDA margin improved year-on-year 0.9 percentage points in the first nine months of 2009 in organic terms1.
Reported revenues and OIBDA for the first nine months of 2009 showed a year-on-year decline of 5.9% and 6.3%, respectively, with declines of 5.5% and 3.9% in the third quarter, mainly impacted by British Sterling and Czech Koruna depreciations in the period, on top of the factors affecting year-on-year performance already mentioned. Reported OIBDA margin in the year to September 2009 was 28.6% (28.7% in the same period of 2008), while in the third quarter of 2009 OIBDA margin was 28.7% (+0.5 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) totalled 1,687 million euros in the first nine months of 2009, a significant increase of 16.1% year-on-year in organic terms1 (+18.7% year-on-year excluding restructuring costs), reflecting OIBDA growth and CapEx reduction of 8.6% year-on-year in constant currency due to the completion of major IT projects and the 2G networks roll-out reaching an end in Germany.
TELEFÓNICA O2 UK
In the first nine months of the year, Telefónica O2 UK continued to outperform the market, strengthening its leadership in a more competitive environment.

[1]	Assuming constant exchange rates. The impacts derived from past disposals of assets (113 million euros in 2008 from Airwave) are also excluded from the calculation.
January — September 2009 Results Telefónica 50

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
The Company’s total mobile customer base (excluding Tesco Mobile) at the end of September 2009 reached 21.0 million lines, up 5.7% year-on-year. The upwards trend in quarterly net mobile additions since the beginning of the year continues in the third quarter with 292,061 net additions (+15.8% quarter on quarter). The contract segment continues to be strong, adding 312,323 contract customers in the third quarter, only slightly below the record level of the third quarter in 2008. As a result, in the first nine months of 2009 mobile net adds reached 686,082, with a 22.5% year-on-year increase in the contract segment, which made up 44.5% of the total customer base at the end of September 2009 (41.3% in September 2008). The contract customer base at the end of September 2009 reached 9.3 million customers (+13.9% year-on-year). This positive evolution was mainly due to churn containment, the ongoing prepay to contract migration process and continuing commercial activity around “Simplicity” as well as high-end devices such as the iPhone.
Churn in the contract segment sustained its solid evolution at 1.2%, both for the third quarter and for the year to September 2009 periods. This is stable compared with the third quarter of 2008 and 0.1 percentage points lower year-on-year than the nine months to September 2008 period. Total churn increased slightly (+0.1 percentage points year-on-year in both periods), reaching 2.6% for the first nine months of the year (2.5% in the third quarter).
In terms of usage, traffic carried in the first nine months of 2009 grew 15.7% year-on-year to 39,680 million minutes (+14.6% year-on-year in the third quarter). This performance is explained by contract customer base increase; coupled with continued optimising of their voice bundle, as well as the year-on-year increase of usage from prepay customers due to the adoption of packages such as “Unlimited”.
Voice ARPU showed a year-on-year decline of 8.1% in local currency, reaching 15.8 euros in the first nine months of the year (-10.9% year-on-year in local currency in the third quarter), due to the continued uptake of customer propositions such as “Simplicity” (with reduced acquisition costs), non-voice accesses (such as mobile broadband and machine-to-machine lines), the optimising behaviour of customers when using voice bundles and, from August, mobile termination rate cuts.
Data ARPU rose 5.1% in the third quarter in local currency and in the first nine months of 2009 reached 9.2 euros (+2.8% year-on-year in local currency), reflecting the continued increase of mobile internet users, particularly in contract, partially offset by a decline in SMS ARPU mainly due to the optimising behaviour of customers and the increasing usage of all-inclusive packages, as well as the voluntary reduction of termination rates.
As a result, Telefónica O2 UK’s total ARPU for the first nine months of the year showed a 4.3% year-on-year decline in local currency to 25.0 euros (-5.5% year-on-year in local currency in the third quarter).
Telefónica O2 UK’s DSL broadband service reached 527,126 lines at the end of September (+97.4% year-on-year), after recording 70,244 net additions in the third quarter (+34.1% quarter-on-quarter) and 186,260 in the first nine months of 2009.
Revenues for the first nine months of 2009 were 4,871 million euros, an increase of 4.3% year-on-year in local currency (+2.0% year-on-year in local currency in the third quarter), a performance which exceeds that of our competitors.
Mobile service revenues in the first nine months of 2009 were 4,469 million euros, a 3.6% year-on-year growth in local currency (+1.2% year in the third quarter of 2009). Mobile service revenues were negatively impacted by mobile termination rate cuts (reducing year-on-year growth by 4.9 percentage points in the third quarter and 2.1 percentage points for the year to September 2009 in local currency). Underlying growth has increased in the third quarter of 2009, primarily from a strong performance in the contract segment. Telefónica O2 UK continues to see an ongoing positive performance of data revenues (+11.1% year-on-year in local currency in the third quarter; +9.5% up to September 2009). Non P2P-SMS data revenues continued to register strong growth (+55.7% year-on-year in local currency in the third quarter; +53.0% year-on-year in the first nine months of 2009).
January — September 2009 Results Telefónica 51

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
Operating income before depreciation and amortization (OIBDA) totalled 1,219 million euros in the first nine months of 2009, a 1.6% year-on-year growth in local currency, affected by a restructuring charge of 28 million euros in the third quarter which will help the Company to improve its efficiency overall. OIBDA in the third quarter declined 3.5% year-on-year in local currency. Excluding the restructuring charge, OIBDA in the third quarter grew 3.1% year-on-year in local currency with increased commercial activity in the contract segment offset by an improved contribution from the DSL business and targeted customer retention activities driving to market leading contract churn.
OIBDA margin for the first nine months of the year was 25.0% (-0.7 percentage points year-on-year) with the third quarter down by 1.4 percentage points to 25.1%. Excluding the restructuring charge, OIBDA margin grew by 0.3 percentage points year-on-year in local currency during the third quarter.
Operating cash flow (OIBDA-CapEx) for the first nine months of the year totalled 794 million euros, an increase of 7.1% year-on-year in local currency (+10.9% year-on-year growth excluding restructuring costs).
TELEFÓNICA O2 GERMANY
In the third quarter of 2009, the increase in Telefónica O2 Germany’s mobile service revenue growth continued (excluding 2009 mobile termination rate reductions), with the Company also being the main growth driver of Telefónica Europe’s OIBDA. The basis for this continuing favourable development is driven by even further improved customer oriented product portfolio (“O2o”), evolving partner segment and rapidly developing data business combined with strongly improved network quality, as recently confirmed by “Connect” (Germany’s leading telecommunication magazine) network test.
Telefónica O2 Germany’s mobile customer base reached 15.4 million at the end of September 2009 (+10.2% year-on-year), progressing well with the new commercial approach of the Company in both direct and partner channels. Net additions in the third quarter of 2009 showed a strong performance, with a year-on-year increase of 16.2% to 467,610, driven by the remarkable growth in contract net adds (+47.2% year-on-year; +55.0% quarter-on-quarter) following the successful introduction of the “O2o” tariff. As a result, 1,201,802 new mobile customers were added in the first nine months of 2009 (473,407 in contract). At the end of September, the contract segment represented 48.3% of the customer base.
The churn rate for the first nine months of the year and for the third quarter stood at 2.0%, broadly stable on a year-on-year basis.
Traffic carried in the third quarter of 2009 showed acceleration (+4.8% year-on-year vs. +0.2% up to June) leading to a 1.7% year-on-year growth in the first nine months of 2009 to 17,150 million minutes, mainly due to the increase in the contract customer base.
Voice ARPU in the third quarter remained stable over the previous quarter and showed a slightly better year-on-year performance than up to June, declining 11.0% vs. a 12.5% year-on-year decrease in the first nine months of the year. This decrease is mainly a result of mobile termination rate cuts from April (-19%), the migration process to new value tariffs, as well as the increase of customers from partner brands in the base.
Data ARPU reached 4.6 euros in the first nine months of the year, a year-on-year decline of 4.0% (-4.7% year-on-year in the third quarter).
As a result, total ARPU in the third quarter was down 9.2% year-on-year and 10.2% in the first nine months of 2009 to 15.8 euros.
Telefónica O2 Germany’s ULL lines in total reached 1.6 million at the end of September (+28.0% year-on-year). Of this number O2 DSL customer base is 272,335, after adding 57,552 new customers in the first nine months of 2009 (18,906 in the third quarter).
Revenues totalled 2,747 million euros in the first nine months of 2009 (+3.1% year-on-year), accelerating year-on-year growth in the third quarter to 5.5%. This performance was driven by continued growth from the fixed and DSL business, as well as the positive impact from the new commercial model in the mobile business, which separates hardware from tariff offers.
January — September 2009 Results Telefónica 52

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
Mobile service revenues declined 0.4% year-on-year in the first nine months of the year to total 2,131 million euros (-0.4% year-on-year in the third quarter vs. -1.2% in the previous quarter). Excluding the impact from mobile termination rate cuts in April, mobile service revenues would have grown 1.3% year-on-year in the first nine months of 2009 and 2.1% year-on-year in the third quarter, accelerating from previous quarters. Non-P2P SMS data revenues also continued its positive performance (+33.0% year-on-year in the first nine months of 2009 and in the third quarter), mainly driven by continued success of mobile broadband “Surfsticks”.
The fixed and DSL businesses contributed 412 million euros to revenues in the first nine months of the year, a 16.3% year-on-year growth, with a 7.3% year-on-year growth in the third quarter.
Operating income before depreciation and amortization (OIBDA) sustained its strong performance in the first nine months of 2009, showing a 25.1% year-on-year growth to 667 million euros, with a solid 22.4% year-on-year increase in the third quarter of 2009, which included a restructuring charge of 7 million euros. OIBDA margin improved by 4.3 percentage points to 24.3% in the first nine months of the year (+3.3 percentage points year-on-year to 24.3% in the third quarter). The underlying evolution of the business continued to be driven by the expansion of its own mobile network coverage (reduced dependence on third party networks), improved distribution network, and the new commercial approach introduced in the fourth quarter of 2008.
Operating cash flow (OIBDA-CapEx) reached 120 million euros in the first nine months of 2009, a significant improvement compared to the negative 86 million euros registered in the same period of the prior year.
TELEFÓNICA O2 IRELAND
In a difficult trading and economic environment, Telefónica O2 Ireland continued to focus its commercial activity on the contract segment while posting a significant improvement in operating cash flow generation.
Total mobile customer base reached 1.7 million customers at the end of September 2009 (+0.3% year-on-year), on the back of a 7.3% year-on-year increase in the contract customer base, which already represents 39.4% of the total base. Telefónica O2 Ireland continued to win market share and recorded 33,274 contract net additions in the first nine months of 2009. It is noteworthy to highlight the consistent improvement of contract net additions during the year (13,761 in the third quarter, 11,444 net additions in the second quarter and 8,069 net additions in the first quarter of the year), mainly driven by the reduction in churn.
Churn reached 2.6% in the first nine months of 2009, 0.2 percentage points lower than in the same period of 2008, registering a 2.5% churn for the third quarter (-0.3 percentage points year-on-year).
Traffic carried in the first nine months of 2009 declined year-on-year by 3.4% to 3,494 million minutes (-5.3% year-on-year in the third quarter). This was driven by an increasing number of customers optimising their usage, the continued trend of voice to text substitution as a result of the value for money price plans in the marketplace (such as “O2 Experience” offering free SMS to any Irish mobile network and “O2 Clear” on contract), as well as a decrease of roaming activity from customers.
Voice ARPU posted a year-on-year decline of 14.3% in the first nine months of 2009 (-14.5% in the third quarter of 2009), mainly due to the better value for money propositions, customer managing their spend and reduced roaming out activity.
Data ARPU continued posting a healthy growth in the third quarter of 2009 (+9.3% year-on-year) driving data ARPU in the first nine months of the year (+8.5% year-on-year). As a result, data revenues increased 11.5% year-on-year in the first nine months of the year (+11.9% year-on-year in the third quarter), with non P2P-SMS data revenues increasing by 31.4% year-on-year, up to September 2009.
Total ARPU recorded a year-on-year reduction of 8.6% in the first nine months to reach 39.7 euros (-8.7% year-on-year in the third quarter).
January — September 2009 Results Telefónica 53

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
Revenues for the first nine months of 2009 were 677 million euros, a year-on-year decline of 5.3% (-7.7% year-on-year in the third quarter). Mobile service revenues for the first nine months declined 7.0% year-on-year to 634 million euros (-9.1% in the third quarter), with the decline in ARPU partially offset by growth in the customer base.
The revenue shortfall was mitigated by more efficient investments in customer acquisition and retention as a result of better churn, alongside stronger cost discipline, overall. As a result, operating income before depreciation and amortization (OIBDA) increased 1.7% year-on-year in the third quarter to reach 224 million euros in the first nine months of 2009 (-1.8% year-on-year). The OIBDA margin had a solid year-on-year improvement in the third quarter (+3.2 percentage points) to 34.9%, while for the first nine months it reached 33.1% (+1.2 percentage points year-on-year).
The efficient CapEx management achieved by the Company allowed operating cash flow (OIBDA-CapEx) to increase 6.5% year-on-year, reaching 186 million euros in the first nine months of 2009.
TELEFÓNICA O2 CZECH REPUBLIC
The financial performance of Telefónica O2 Czech Republic in the third quarter of 2009 continued to be negatively impacted by a challenging environment and by additional mobile termination rate cuts, though the Company kept solid commercial momentum in both fixed and mobile markets. In Slovakia the Company maintained a good financial and operating performance.
At the end of September, the total number of accesses for Telefónica O2 Czech Republic, including Slovakia, stood at 8.2 million, an increase of 5.3% year-on-year.
Fixed telephony accesses amounted to 1.8 million at the end of September 2009 (-5.4% year-on-year). Net line losses amounted 103,405 during the first nine months (41.5% better than in the same period of 2008), and -13,944 in the third quarter of 2009.
Retail Internet broadband accesses reached 656,333 (+18.9% year-on-year), with 72,635 net additions in the first nine months of 2009 (+69.7% year-on-year), and 16,987 in the third quarter (43.9% higher compared to the same period in 2008), leveraging continued strong commercial activity around the new broadband centric propositions. The total number of O2 TV customers reached 135,854 at the end of September (up 25.7% year-on-year).
Total mobile customer base in the Czech Republic reached 4.9 million at the end of September 2009 (+4.5% year-on-year), driven by the 13.0% year-on-year increase in the contract segment. Mobile net adds continued to show significant sequential growth, reaching 87,673 in the third quarter (67.8% higher than in the second quarter) and 120,659 in the first nine months of 2009 (vs. the net disconnections registered a year ago). This performance was driven by the notable increase in contract net adds along the year to reach 226,722 in the first nine months and 83,451 in the third quarter (+38.3% year-on-year), as a result of continued prepay to contract migration, the success of “O2 NEON” flat rate tariffs and solid interest in the “O2 ZERO” tariff from the beginning of July. It is also worth to highlight the positive prepay net additions recorded in the quarter, compared to net losses, up to June.
In Slovakia, the mobile customer base increased 67.0% year-on-year to 463,080 customers, with 137,746 net additions in the first nine months and 46,078 in the third quarter (20 times higher than in the same period of 2008). Contract customers represented 34.0% of total base at the end of September 2009, up 5.8 percentage points year-on-year.
Churn in the Czech mobile business improved by 0.1 percentage points year-on-year in the first nine months of 2009 and remained flat in the third quarter to 1.9% and 2.0%, respectively.
Mobile traffic carried in the Czech Republic grew by 10.4% year-on-year to 6,080 million minutes in the January to September 2009 period (+11.0% year-on-year in the third quarter) due to higher contract base and successful proposition of flat rate tariffs (“O2 NEON”).
January — September 2009 Results Telefónica 54

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
In the first nine months of 2009, voice ARPU declined 11.0% year-on-year in local currency (-14.6% in the third quarter), largely due to customers optimizing their behaviour and additional mobile termination rate cuts from July (-12.8% quarter-on-quarter in the third quarter; -22.7% from the beginning of the year).
Data ARPU year-on-year evolution improved in the third quarter (-1.7% year-on-year in local currency compared to -9.3% in the second quarter) driven by the launch of new broadband propositions. Consequently, data ARPU for the first nine months of 2009 dropped 4.3% year-on-year in local currency.
As a result, in the January to September period, total mobile ARPU in the Czech Republic went down 9.4% year-on-year in local currency to reach 19.4 euros (-11.8% year-on-year in the third quarter).
Revenues went down 6.9% year-on-year in constant currency to 1,682 million euros in the first nine months of the year (-10.6% year-on-year in the third quarter). Excluding the impact of Universal Service Obligation, revenues in the third quarter would have shown a better performance than the second quarter of the year, declining 6.3% year-on-year in constant currency.
Fixed revenues in the Czech Republic declined by 8.8% year-on-year in local currency to 743 million euros through September 2009, a 14.5% year-on-year decline in the third quarter in local currency and -4.8% year-on-year excluding Universal Service Obligation impact in the third quarter, which is a significant improvement over the previous quarter, reflecting the increased contribution from ICT revenues in the third quarter of 2009. Mobile service revenues in the Czech Republic declined year-on-year by 5.5% in local currency to 843 million euros in the January to September 2009 period (-6.5% year-on-year in the third quarter) impacted by the optimisation of usage, decreasing roaming revenues and additional mobile termination rate cuts. Excluding the impact of MTR cuts, mobile service revenues would decline 2.8% and 3.2% year-on-year in local currency for the third quarter and for the January to September period, respectively. On the other hand, revenues in Slovakia continued its strong growth (+59.7% year-on-year revenue growth in the year to September 2009).
Operating income before depreciation and amortization (OIBDA) went down 4.3% year-on-year in constant currency to 791 million euros in the first nine months of 2009 (-5.4% in the third quarter). OIBDA margin reached 47.0% in the first nine months and 46.5% in the third quarter of 2009, a year-on-year improvement of 1.1 percentage points and 2.4 percentage points, respectively.
Operating cash flow (OIBDA-CapEx) in the first nine months of 2009 decreased 7.3% year-on-year in constant currency to reach 620 million euros, mainly due to the lower OIBDA in the period.
January — September 2009 Results Telefónica 55

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2008		2009
	September	December	March	June	September	% Chg y-o-y

Final Clients Accesses	43,866.4	44,823.5	45,356.5	46,197.4	47,182.1	7.6
Fixed telephony accesses (1)	1,952.3	1,952.7	1,909.6	1,861.8	1,847.1	(5.4)
Internet and data accesses	1,212.7	1,354.5	1,463.7	1,555.4	1,656.8	36.6
Narrowband	170.3	163.4	155.4	148.7	142.6	(16.3)
Broadband	1,035.5	1,158.7	1,277.8	1,375.9	1,483.6	43.3
Other (2)	6.9	32.4	30.4	30.9	30.6	n.s.
Mobile accesses (3)	40,593.3	41,401.8	41,855.5	42,647.5	43,542.3	7.3
Pre-Pay	22,353.7	22,729.4	22,673.4	22,916.5	23,163.8	3.6
Contract	18,239.6	18,672.4	19,182.1	19,731.1	20,378.6	11.7
Pay TV	108.1	114.5	127.8	132.6	135.9	25.7

Wholesale Accesses (4)	1,139.0	1,237.9	1,324.4	1,381.3	1,403.2	23.2

Total Accesses	45,005.3	46,061.4	46,680.9	47,578.8	48,585.3	8.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(4)	Includes Unbundled Lines by T. O2 Germany.

Note:	Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2009	2008	% Chg		2009	2008	% Chg

Revenues	10,055	10,691	(5.9)		3,484	3,685	(5.5)
Internal exp capitalized in fixed assets	158	132	19.5		50	46	9.0
Operating expenses	(7,351)	(7,898)	(6.9)		(2,536)	(2,696)	(5.9)
Other net operating income (expense)	3	119	(97.6)		1	1	(59.5)
Gain (loss) on sale of fixed assets	14	33	(57.2)		1	3	(82.2)
Impairment of goodwill and other assets	(1)	(3)	(75.0)		(0)	(0)	n.m.
Operating income before D&A (OIBDA)	2,878	3,072	(6.3)		999	1,039	(3.9)
OIBDA Margin	28.6%	28.7%	(0.1	p.p.)	28.7%	28.2%	0.5	p.p.
Depreciation and amortization	(2,188)	(2,305)	(5.1)		(737)	(764)	(3.5)
Operating income (OI)	690	768	(10.1)		262	275	(4.8)

Notes:

-	OIBDA and OI before management and brand fees.

-	The second quarter of 2008 includes a positive impact of 113 million euros derived from Airwave disposal.

-	OIBDA and OI include 42 million euros from restructuring costs registered in 2009.
January — September 2009 Results Telefónica 56

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2008		2009
	September	December	March	June	September	% Chg y-o-y

TELEFÓNICA O2 UK
Final Clients Accesses	20,105.5	20,615.6	20,821.0	21,125.6	21,487.9	6.9
Internet and data accesses	267.1	340.9	404.5	456.9	527.1	97.4
Broadband	267.1	340.9	404.5	456.9	527.1	97.4
Mobile accesses (1)	19,838.4	20,274.7	20,416.5	20,668.7	20,960.8	5.7
Pre-Pay	11,649.3	11,862.5	11,718.0	11,657.6	11,637.4	(0.1)
Contract	8,189.2	8,412.2	8,698.5	9,011.1	9,323.5	13.9
Total Accesses	20,105.5	20,615.6	20,821.0	21,125.6	21,487.9	6.9

TELEFÓNICA O2 GERMANY
Final Clients Accesses	14,176.4	14,413.3	14,737.6	15,186.1	15,672.6	10.6
Internet and data accesses	198.1	214.8	231.7	253.4	272.3	37.5
Broadband	198.1	214.8	231.7	253.4	272.3	37.5
Mobile accesses	13,978.3	14,198.5	14,506.0	14,932.7	15,400.3	10.2
Pre-Pay	7,097.2	7,231.5	7,420.7	7,708.1	7,959.9	12.2
Contract	6,881.1	6,967.0	7,085.2	7,224.5	7,440.4	8.1
Wholesale Accesses (2)	1,026.7	1,128.4	1,215.7	1,273.1	1,295.4	26.2
Total Accesses	15,203.1	15,541.7	15,953.3	16,459.2	16,968.0	11.6

TELEFÓNICA O2 IRELAND
Mobile accesses	1,713.1	1,727.7	1,710.6	1,716.7	1,717.5	0.3
Pre-Pay	1,082.5	1,084.6	1,059.4	1,054.0	1,041.1	(3.8)
Contract	630.6	643.1	651.2	662.6	676.4	7.3
Total Accesses	1,713.1	1,727.7	1,710.6	1,716.7	1,717.5	0.3

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,441.3	7,589.5	7,564.7	7,590.5	7,678.0	3.2
Fixed telephony accesses (3)	1,892.4	1,893.4	1,851.0	1,803.9	1,790.0	(5.4)
Naked ADSL					29.8	n.m.
VoIP					14.0	n.m.
Internet and data accesses	729.4	779.5	803.2	818.9	829.5	13.7
Narrowband	170.3	163.4	155.4	148.7	142.6	(16.3)
Broadband	552.2	583.7	617.3	639.3	656.3	18.9
Other (4)	6.9	32.4	30.4	30.9	30.6	n.s.
Mobile accesses	4,711.4	4,802.1	4,782.8	4,835.1	4,922.7	4.5
Pre-Pay (5)	2,282.0	2,282.8	2,186.7	2,172.5	2,176.7	(4.6)
Contract	2,429.4	2,519.3	2,596.1	2,662.6	2,746.0	13.0
Pay TV	108.1	114.5	127.8	132.6	135.9	25.7
Wholesale Accesses	112.2	109.5	108.7	108.2	107.9	(3.9)
Total Accesses	7,553.5	7,698.9	7,673.4	7,698.7	7,785.9	3.1

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	277.3	325.3	365.2	417.0	463.1	67.0
Pre-Pay (5)	199.2	226.3	247.6	281.2	305.9	53.6
Contract	78.1	99.0	117.6	135.8	157.2	101.3
Total Accesses	277.3	325.3	365.2	417.0	463.1	67.0

(1)
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses.

(2)	Includes Unbundled Lines by T. O2 Germany.

(3)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(4)	Retail circuits other than broadband.

(5)	The accounting criteria for Pre-Pay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).
January — September 2009 Results Telefónica 57

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
TELEFÓNICA EUROPE
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRIES
Unaudited figures

	2008		2009
	Q3	Q4	Q1	Q2	Q3	% Chg y-o-y Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	11,845	12,281	12,798	13,304	13,579	14.6
ARPU (EUR)	29.5	27.1	24.2	25.3	25.5	(5.5)
Pre-Pay	15.9	14.4	12.3	12.8	12.4	(14.4)
Contract	49.3	45.1	40.6	41.6	42.0	(6.6)
Data ARPU (EUR)	10.0	9.7	8.8	9.2	9.6	5.1
%non-P2PSMS over data revenues	20.9%	22.0%	23.9%	26.6%	29.3%	8.4	p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,512	5,454	5,555	5,819	5,775	4.8
ARPU (EUR)	17.3	16.9	15.9	15.7	15.7	(9.2)
Pre-Pay	6.0	5.8	5.4	5.5	5.9	(0.3)
Contract	28.9	28.3	26.8	26.5	26.1	(9.7)
Data ARPU (EUR)	4.9	4.8	4.7	4.6	4.6	(4.7)
%non-P2PSMS over data revenues	29.6%	31.7%	33.5%	34.8%	37.4%	7.9	p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,231	1,250	1,158	1,170	1,166	(5.3)
ARPU (EUR)	43.7	42.6	39.3	39.8	39.9	(8.7)
Pre-Pay	27.7	26.7	24.2	25.6	25.8	(7.0)
Contract	72.2	69.2	64.5	62.5	62.1	(14.0)
Data ARPU (EUR)	10.6	10.9	11.6	11.9	11.6	9.3
%non-P2PSMS over data revenues	31.2%	32.6%	35.8%	36.4%	36.2%	5.0	p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	1,850	1,911	1,940	2,085	2,054	11.0
ARPU (EUR)	24.0	22.5	18.7	19.4	19.9	(11.8)
Pre-Pay	12.2	11.5	8.0	8.6	8.7	(24.9)
Contract	35.1	32.6	28.2	28.4	29.0	(12.0)
Data ARPU (EUR)	5.3	5.5	4.7	4.7	4.9	(1.7)
%non-P2PSMS over data revenues	45.7%	43.5%	45.5%	43.1%	45.7%	0.1	p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

Notes:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — September 2009 Results Telefónica 58

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	January - September
	2009	2008	% Chg Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	39,680	34,304	15.7
ARPU (EUR)	25.0	29.6	(4.3)
Pre-Pay	12.5	15.9	(10.6)
Contract	41.4	49.9	(5.8)
Data ARPU (EUR)	9.2	10.1	2.8
%non-P2PSMS over data revenues	26.6%	19.1%	7.6	p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	17,150	16,859	1.7
ARPU (EUR)	15.8	17.5	(10.2)
Pre-Pay	5.6	6.0	(6.2)
Contract	26.5	29.3	(9.6)
Data ARPU (EUR)	4.6	4.8	(4.0)
%non-P2PSMS over data revenues	35.3%	28.3%	7.0	p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	3,494	3,617	(3.4)
ARPU (EUR)	39.7	43.4	(8.6)
Pre-Pay	25.2	27.1	(7.2)
Contract	63.0	73.8	(14.6)
Data ARPU (EUR)	11.7	10.8	8.5
%non-P2PSMS over data revenues	36.1%	30.5%	5.6	p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	6,080	5,509	10.4
ARPU (EUR)	19.4	22.9	(9.4)
Pre-Pay	8.4	11.4	(21.5)
Contract	28.5	34.4	(11.0)
Data ARPU (EUR)	4.8	5.3	(4.3)
%non-P2PSMS over data revenues	44.8%	42.2%	2.6	p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

-	ARPU calculated as monthly January-September period average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — September 2009 Results Telefónica 59

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September					July - September
	2009	2008	% Chg		% Chg Local Cur	2009	2008	% Chg		% Chg Local Cur

TELEFÓNICA O2 UK
Revenues	4,871	5,297	(8.0)		4.3	1,677	1,803	(7.0)		2.0
OIBDA	1,219	1,360	(10.4)		1.6	421	479	(12.1)		(3.5)
OIBDA margin	25.0%	25.7%	(0.7	p.p.)		25.1%	26.5%	(1.4	p.p.)
CapEx	425	519	(18.2)		(7.2)	166	157	5.7		15.9
OpCF (OIBDA-CapEx)	794	841	(5.6)		7.1	255	322	(20.8)		(13.0)

TELEFÓNICA O2 GERMANY
Revenues	2,747	2,664	3.1		3.1	966	915	5.5		5.5
OIBDA	667	533	25.1		25.1	235	192	22.4		22.4
OIBDA margin	24.3%	20.0%	4.3	p.p.		24.3%	21.0%	3.3	p.p.
CapEx	546	619	(11.8)		(11.8)	192	262	(26.9)		(26.9)
OpCF (OIBDA-CapEx)	120	(86)	c.s.		c.s.	43	(70)	c.s.		c.s.

TELEFÓNICA O2 IRELAND
Revenues	677	714	(5.3)		(5.3)	226	245	(7.7)		(7.7)
OIBDA	224	228	(1.8)		(1.8)	79	78	1.7		1.7
OIBDA margin	33.1%	31.9%	1.2	p.p.		34.9%	31.7%	3.2	p.p.
CapEx	38	53	(28.7)		(28.7)	16	23	(31.2)		(31.2)
OpCF (OIBDA-CapEx)	186	174	6.5		6.5	63	55	15.7		15.7

TELEFÓNICA O2 CZECH REPUBLIC (1)
Revenues	1,682	1,930	(12.9)		n.c.	585	694	(15.7)		n.c.
OIBDA	791	886	(10.8)		n.c.	272	306	(11.0)		n.c.
OIBDA margin	47.0%	45.9%	1.1	p.p.		46.5%	44.0%	2.4	p.p.
CapEx	170	167	2.0		n.c.	63	71	(10.7)		n.c.
OpCF (OIBDA-CapEx)	620	719	(13.7)		n.c.	209	235	(11.1)		n.c.

Note:	OIBDA before management and brand fee.

(1)	Includes Slovakia.
January — September 2009 Results Telefónica 60

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP
Atento Group recorded revenues of 970 million euros in the first nine months of 2009, down 0.2% as compared to the first nine months of 2008, after falling 5.3% year-on-year in the third quarter, mainly due to the freeze in sales of broadband accesses in Brazil (Telesp). However, in constant terms, growth up to September stood at 6.5% thanks to the increase in activity at its main clients, especially in the financial sector in Brazil and Mexico. It is important to highlight the year-on-year growth in local currency of over 15% in Brazil, Venezuela and Argentina in the January-September 2009 period.
With regard to the geographical breakdown of revenues, Brazil was the largest contributor to total revenues with 49% (47% up to September 2008), followed by Spain, with 16%, the same percentage as in 2008, and Mexico, which contributed 12%, also the same percentage as in 2008. Meanwhile, revenues generated by multi-sector customers (outside the Telefónica Group) stood at 52% up to September 2009, mainly from the telecommunication and financial sectors in Mexico, Brazil, Spain and Venezuela. Atento Group’s offshored revenues accounted for 7.7% of total revenues in the first nine months of the year, mainly from Spain to Latin America and Morocco, as well as from Mexico to Central America.
Operating income before depreciation and amortisation (OIBDA) fell 24.8% (-19.9% in constant terms) in the first nine months of 2009 to 101 million euros, and by 32.6% year-on-year in the third quarter. This performance was mainly as a result of increased price pressure in the current economic context, higher personnel costs due to regulatory and labour changes in several Latin American countries and higher rental and maintenance costs in customer service centres, especially in Brazil.
OIBDA margin stood at 10.5% in September, down 3.4 percentage points with respect to a year earlier, although in the third quarter the margin reached 11.5%.
CapEx for the first nine months of 2009 stood at 33 million euros, up 7.4% year-on-year (+16.5% in constant terms). The greater investment was mainly devoted to the refurbishment of new centres and to the development of new services in Brazil and Mexico.
Operating cash flow (OIBDA—CapEx) for the first nine months of the year totalled 68 million euros (-34.5% as compared to the first nine months of 2008 and -30.8% in constant euros).
At the end of September, Atento Group had 63,525 positions in place, 5.8% more than in September 2008.
January — September 2009 Results Telefónica 61

RESULTS BY REGIONAL BUSINESS LINES

Others Companies
ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2009	2008	% Chg		2009	2008	% Chg

Revenues	970	972	(0.2)		324	343	(5.3)
Internal exp capitalized in fixed assets	—	—	—		—	—	—
Operating expenses	(868)	(838)	3.6		(286)	(287)	(0.3)
Other net operating income (expense)	(0)	1	(115.8)		(0)	0	c.s.
Gain (loss) on sale of fixed assets	(0)	(0)	(90.7)		0	(0)	c.s.
Operating income before D&A (OIBDA)	101	135	(24.8)		37	56	(32.6)
OIBDA Margin	10.5%	13.9%	(3.4	p.p.)	11.5%	16.2%	(4.7	p.p.)
Depreciation and amortization	(26)	(24)	8.7		(9)	(8)	17.4
Operating income (OI)	75	111	(32.2)		28	48	(41.1)
January — September 2009 Results Telefónica 62

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Part

Telefónica de España (1)	100.00
Telefónica Móviles España (1)	100.00
Telyco	100.00
Telefónica Telecomunic. Públicas	100.00
T. Soluciones de Informatica y Comunicaciones de España	100.00
Iberbanda	58.94
Medi Telecom (2)	32.18

(1)	Company owned through Telefónica S.A..

(2)	Company owned through Telefónica Móviles España.

- Note:	On August 31, 2009, Telefónica Móviles España, a 100% subsidiary of Telefónica, S.A., has signed a binding agreement to sell its stake in Medi Telecom.
TELEFÓNICA LATINOAMÉRICA

% Part

Telesp (1)	87.95
Telefónica del Perú (2)	98.33
Telefónica de Argentina	98.20
TLD Puerto Rico	98.00
Telefónica Chile (3)	97.89
Telefónica Telecom	52.03
Telefónica USA	100.00
T. Intern. Wholesale Serv. (TIWS) (4)	100.00
Brasilcel (5)(6)	50.00
T. Móviles Argentina	100.00
T. Móviles Perú	100.00
T. Móviles México (6)	100.00
Telefónica Móviles Chile	100.00
T. Móviles El Salvador	99.08
T. Móviles Guatemala	100.00
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00
T. Móviles Panamá	100.00
T. Móviles Uruguay	100.00
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile) (6)	100.00

(1)	Effective participation 88.01%.

(2)	Latin American Cellular Holdings, B.V. owns 48.27%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(3)	Telefónica Internacional de Chile S.A. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(4)	Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.

(5)	Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (59.42%).

(6)	Company owned through Telefónica S.A..
TELEFÓNICA EUROPE

% Part

Telefónica O2 UK	100.00
Telefónica O2 Gemany (1)	100.00
Telefónica O2 Ireland	100.00
Manx	100.00
Be	100.00
Group 3G (Germany) (2)	100.00
Telefónica O2 Czech Republic (1)	69.41
Telefónica O2 Slovakia (3)	100.00

(1)	Company owned through Telefónica S.A..

(2)	Company owned through Telefónica O2 Germany.

(3)	Company owned through Telefónica O2 Czech Republic.
OTHER PARTICIPATIONS

% Part

3G Mobile AG (Switzerland)	100.00
Atento Group (1)	100.00
Telefónica de Contenidos (Spain) (1)	100.00
Mobipay Internacional (1)	50.00
Telco SpA (Italy) (2)	42.30
IPSE 2000 (Italy) (3)	39.92
Mobipay España (3)	16.63
Lycos Europe	32.10
Hispasat	13.23
Portugal Telecom (4)	9.86
China Unicom (Hong Kong) Limited (China)	5.38
ZON Multimedia (5)	5.40
BBVA (1)	0.97
Amper (1)	6.10

(1)	Company owned through Telefónica S.A..

(2)
Telefónica holds an indirect participation of the ordinary share capital (with voting rights) of Telecom Italia through Telco of 10.49%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect participation of Telefónica over Telecom Italia would be 7.21%.

(3)	Ownership directly or indirectly held by Telefónica Móviles España.

(4)	Telefónica’s Group effective participation. Telefónica Group participation would be 10% if we exclude the minority interests.

(5)	Telefónica’s Group effective participation. Telefónica Group participation would be 5.46% if we exclude the minority interests.

- Note:	On October 21, 2009, Telefónica and China Unicom have completed the mutual share exchange agreement through which Telefónica has raised its stake to 8.06% from 5.38%.
January — September 2009 Results Telefónica 63

ADDENDA
Significant Events
•
On November 11th, 2009, Telefónica paid a dividend to be charged to unrestricted reserves, of a fixed gross amount of 0.50 euro for each Company share issued, in circulation and carrying entitlement to this dividend.

•
On November 5th, 2009, Telefónica signed an agreement with Telecom Italia for the acquisition of the German telecommunications operator Hansenet, for a firm value of 900 million euros. The acquisition is subject, among other conditions, to the negotiation of definitive agreements and to obtaining the relevant regulatory authorisations. The closing of the transaction is expected to take place within the first quarter of 2010.

•
On November 4th, 2009, the Board of Directors of Telecomunicaçôes de Sâo Paoulo S.A. (“Telesp”), Brazilian subsidiary of Telefónica Group, has decided to increase the initial price offered in the voluntary Tender Offer for the acquisition of the shares of the Brazilian company GVT (Holding) S.A. that was published on October 8th. The new price for the Offer will be R$ 50.5 per share, to be paid in cash, which entails an increase of 5.2083% according to the initial price of the before mentioned Offer. This transaction would represent a total investment, according to this new price and assuming the acquisition of 100% of the shares addressed by the Offer, of approximately 2,700 million euros (depending on the exchange rate prevailing when the transaction is closed). On October 7th, 2009, the Board of Directors of Telecomunicaçôes De Sâo Paulo S.A. (“Telesp”), Brazilian subsidiary of Telefónica Group, approved the launching of a voluntary Tender Offer for the acquisition of up to 100% of the shares of the Brazilian company GVT (Holding) S.A. (“GVT”), for the price of R$ 48,00 per share, to be paid in cash, in accordance with the terms and conditions described in the Offer Notice of Public Tender Offer (“Edital”) that was presented to BM&FBOVESPA for analysis.

The Tender Offer launched by Telesp is subject, among others, to the following conditions: (i) the acquisition of a minimum amount of shares that corresponds to 51% of GVT’s share capital; (ii) the adoption by GVT’s General Meeting of Shareholders of a resolution waiving the anti-takeover provisions of GVT’s By-laws in relation to Telesp’s Offer ; and (iii) the approval of this transaction by the Brazilian regulatory agency (ANATEL), with no imposition of restrictions or conditions distinct from those usually established by ANATEL in previous cases.
•
On October 21st, 2009, Telefónica, S.A. and China Unicom completed the mutual share exchange agreement announced on September 6th, 2009, through which each party has conditionally agreed to invest the equivalent of US$ 1 billion in ordinary shares of the other party. The mutual share exchange was implemented by way of the subscription by Telefónica, through its wholly-owned subsidiary, Telefónica Internacional, S.A.U., of 693,912,264 shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 Telefónica shares.

Accordingly, upon completion, Telefónica’s shareholding interest in China Unicom’s voting share capital has increased from approximately 5.38% to approximately 8.06%, and in turn China Unicom has a shareholding interest of approximately 0.87% of Telefónica’s voting share capital.
On September 6th, 2009, Telefónica, S.A. and the Chinese telecommunications company, China Unicom entered into a wide strategic alliance which includes, among others, the areas of: joint procurement of infrastructure and client equipment; common development of mobile service platforms; joint provision of services to multinational customers; roaming; research and development; co-operation and sharing of best practises and technical, operational and management know-how; joint development of strategic initiatives in the area of network evolution and joint participation in international alliances; and exchange of senior management.
January — September 2009 Results Telefónica 64

ADDENDA
Significant Events
•
On October 9th, 2009, Telefónica announced a proposal to distribute a dividend of 1.40 euros per share for 2010, showing an annual increase of 21.7%. For such purpose the adoption of the corresponding corporate resolutions will be proposed. It is the Company’s intention to maintain the current practice so that this dividend will be payable in two tranches.

Additionally, Telefónica will announce that it has set as a target to increase, up to a minimum of 1.75 euros per share, the dividend for 2012.
•
On August 31st, 2009, Telefónica Móviles España, S.A.U., a 100% subsidiary of Telefónica, S.A., signed a binding agreement to sell its 32.18% stake in Medi Telecom SA. (Méditel) together with its outstanding shareholder loans, for a total cash consideration of 400 million euros to the other current local partners at Méditel, namely Financecom, S.A., RMA Watanya, S.A. and Fipar Holding. Telefónica is selling its stake jointly with Portugal Telecom, S.G.P.S., S.A., resulting in the transfer of a combined 64.36% interest in Méditel.

The closing of the transaction is expected to take place by the end of 2009, upon reception of all required regulatory authorisations.
January — September 2009 Results Telefónica 65

ADDENDA
Changes to the Perimeter and Accounting Criteria of Consolidation
During the first nine months of 2009, no significant changes took place in the consolidation perimeter.
January — September 2009 Results Telefónica 66

DISCLAIMER
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

For additional information, please contact.

Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)

Phone number: +34 91 482 87 00
Fax number: +34 91 482 85 99

Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
Pablo Eguirón (pablo.eguiron@telefonica.es)

ir@telefonica.es
www.telefonica.es/accionistaseinversores

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 12th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer